FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated October 16, 2014

THIS MATERIAL FACT HAS BEEN FILED WITH THE SPANISH COMISIÓN NACIONAL DEL MERCADO DE VALORES (NATIONAL SECURITIES MARKET COMMISSION) IN ORDER TO COMPLY WITH SPANISH REGULATIONS APPLYING TO THE EXCHANGE OFFERS BEING CONDUCTED BY BANCO SANTANDER, S.A.

MATERIAL FACT

On April 29, 2014 a material fact notice was published regarding the proposed offer of Banco Santander, S.A. (“Banco Santander”) for all the securities representing the share capital of Banco Santander (Brasil) S.A. (“Santander Brasil”) not already held by Grupo Santander (the “Offer”).  On September 18, 2014, the Offer was launched pursuant to an exchange offer in the United States and a separate exchange offer in Brazil.  The following documents are enclosed herewith in order to facilitate their incorporation by reference into the document deemed equivalent to an informative prospectus required under Spanish Royal Decree 1310/2005 of November 4, relating to the capital increases that were approved in the extraordinary general shareholders’ meeting held on September 15, 2014:

1.	Report issued by the board of directors of Banco Santander regarding the capital increase resolutions approved in the abovementioned extraordinary general shareholders’ meeting of Banco Santander.

2.
Report issued by BDO Auditores, S.L., as independent expert appointed by the Commercial Registry, concerning the in-kind contributions to be paid-up in the abovementioned capital increases consisting of securities representing the share capital of Santander Brasil.

3.
The “Offer to Exchange/Prospectus” that was filed with the U.S. Securities and Exchange Commission on September 18, 2014.  (This document was filed with the SEC on September 18, 2014 as a prospectus pursuant to Rule 424(b)(3) under the Securities Act of 1933.)

4.
Translation for information purposes only into Spanish of specific excerpts of the document mentioned in item 3.  (This document is not enclosed herewith as it is only a translation into Spanish of certain parts of the document referred to in 3 above.)

Boadilla del Monte (Madrid), October 16 2014

REPORT SUBMITTED BY THE BOARD OF DIRECTORS OF BANCO SANTANDER, S.A. REGARDING THE PROPOSALS INCLUDED IN ITEMS ONE A, B, C, D, E AND F OF THE AGENDA FOR THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING CALLED TO BE HELD IN SANTANDER ON 14 SEPTEMBER 2014 ON FIRST CALL, OR IF A SUFFICIENT QUORUM IS NOT MET ON SUCH CALL, ON THE FOLLOWING DAY, 15 SEPTEMBER 2014, IN THE SAME PLACE, ON SECOND CALL

This report is submitted in connection with the proposals for an increase in share capital to be submitted for approval under items One A, B, C, D, E and F of the agenda for the extraordinary general shareholders’ meeting of Banco Santander, S.A. (hereinafter, “Banco Santander”, the “Bank” or the “Company”) called to be held in Santander, at the Palacio de Exposiciones y Congresos (Avenida del Racing, s/n), on 15 September 2014, at 9:30 a.m., on second call in the event that, due to failure to reach the required quorum, such meeting cannot be held on first call in the same place and at the same time on 14 September 2014.  The capital increases are intended to allow the making of an offer to acquire all of the securities representing the share capital of Banco Santander (Brasil) S.A. (“Santander Brasil”) not already held by Grupo Santander, which was announced on 29 April 2014.

The report is issued in compliance with the requirements established in sections 286 and 296 (with respect to the capital increase resolution and the resulting bylaw amendment) and 300.1 (with respect to the in-kind contribution expected as consideration for the increases) of the Restated Text of the Spanish Capital Corporations Law (Ley de Sociedades de Capital) approved by Royal Legislative Decree 1/2010, of 2 July (the “Spanish Capital Corporations Law”).

In order to facilitate an understanding of the transaction upon which the capital increase proposals are based, the shareholders are first provided with a description and summary of the main terms thereof.  Next, the reports required by the aforementioned sections of the Spanish Capital Corporations Law are provided together, although set out in different sections.  Last, the proposed resolutions on capital increases which are submitted for approval at the general meeting are presented.

I.	DESCRIPTION OF THE TRANSACTION

1.	General description of the transaction

On 28 April 2014, the board of directors of Banco Santander approved the making of a public offering for all of the securities representing the share capital of Santander Brasil not already held by Grupo Santander, with the delivery of consideration to the holders of such securities consisting of new shares of the Bank that can be represented by American Depositary Shares (hereinafter, “Banco Santander ADSs”) or Brazilian Depositary Receipts (the “BDRs” and the transaction as a whole hereinafter referred to as the “Transaction”).  The share capital of Santander Brasil is currently traded (i) on the Brazilian securities exchange, BM&FBOVESPA S.A.- Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), represented by ordinary shares (“ONs”), preferred shares (“PNs”) and units (each made up in turn of one ON and one PN, hereinafter “Units”), and (ii) on the New York Stock Exchange (the “NYSE”), by means of American Depositary Shares, each representing one Unit (“Santander Brasil ADSs”).  The ONs and PNs, the Units and the Santander Brasil ADSs shall hereinafter be referred to collectively as the “Santander Brasil Shares”.

The Transaction was announced on 29 April 2014 by means of a notice of relevant fact (hecho relevante) sent to the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) (hereinafter, the “CNMV”).  Pursuant to the terms thereof, the holders of Santander Brasil Shares that accept the offering will receive, in the form of Banco Santander ADSs or BDRs, as applicable, 0.70 new shares of the Company for each Unit or Santander Brasil ADS (approximately one newly-issued share of Banco Santander for each 1.43 Units or Santander Brasil ADSs)1.

In addition, holders of Santander Brasil Shares who accept the Offering will have the right to receive compensation for the dividends or other forms of shareholder remuneration that may have been paid by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the first of the capital increases referred to in this report (exclusive), in an amount equal to that of such dividends or remuneration; which will in turn be reduced by all those dividends or other forms of remuneration paid by Santander Brasil with a record date during the same period, in an amount corresponding to such dividends or remuneration (hereinafter, the “Remuneration Adjustment”). The Remuneration Adjustment guarantees to the shareholders of Santander Brasil that accept the Offering (as such term is hereinafter defined) that, in the event of a delay of the Offering with respect to the planned schedule, they will benefit from the Santander Scrip Dividend (Santander Dividendo Elección) programme which the Bank expects to apply in October —in addition to receiving the dividend that is expected to be approved by Banco Santander in September, which was taken into consideration in setting the Exchange Ratio (as such term is hereinafter defined) for the Offering.

The making in Brazil of the offering of which the Transaction consists requires the prior admission to listing on BM&FBOVESPA of the shares of the Bank through BDRs.

As explained in more detail in this report, the securities representing the share capital of Santander Brasil held by Banco Santander (either directly or through any entity belonging to the corporate group of which the Bank is the parent entity) will not participate in the offering formed by the Transaction.

The Transaction reflects the Company’s confidence in Santander Brasil and in its potential for long-term growth.  The board of directors believes that the Transaction represents a good opportunity for the Bank because, if consummated, it will increase the influence of the markets with structural growth over its business portfolio and because of the attractiveness to its shareholders from a financial viewpoint.

2.	Implementation of the Transaction

The Transaction –which includes the acquisition by Banco Santander of the Santander Brasil Shares from those holders who agree thereto, an increase in the capital of Banco Santander by means of in-kind contributions and the delivery of newly-issued shares of Banco Santander

1 This in turn represents an exchange ratio of 0.35 newly-issued shares of Banco Santander for each ON or each PN of Santander Brasil (approximately one newly-issued share of Banco Santander for each 2.86 ONs or PNs of Santander Brazil).

(represented in the form of Banco Santander ADSs or of BDRs, as applicable) to the accepting parties– will be carried out by means of a public offering for the acquisition of securities to be made (i) in the United States, with respect to all of the holders of ONs, PNs and Units that are resident or have their domicile in the United States, as well as with respect to any holders of Santander Brasil ADSs, regardless of their place of residence (the “U.S. Offering”), and (ii) in Brazil, with respect to all those holders of ONs, PNs and Units not included in item (i) above (the “Brazilian Offering”).  The U.S. Offering and the Brazilian Offering shall hereinafter be referred to collectively as the “Offering”.

The Offering is structured so as to allow compliance with the requirements of both Brazilian legal provisions and U.S. legal provisions that are applicable thereto.  As a consequence of the Transaction, it can be expected that the outstanding share capital of Santander Brasil –i.e. that which is not held by Grupo Santander– will be reduced below the level required to maintain the listing at the BM&FBOVESPA’s Level 2, for which reason the Offering is configured as a voluntary offer for the acquisition of all of the Santander Brasil Shares in order to exit from such Level 2.  If such exit occurs, Santander Brasil would not lose its status as a publicly-held company (companhia aberta) in Brazil, nor would it be excluded from listing on BM&FBOVESPA, but rather it would be traded in the traditional listing segment thereon.

The Offering –if authorised by the relevant U.S. and Brazilian regulatory authorities– will have an initial acceptance period covering at least 30 calendar days (such period shall hereinafter be referred to as the “Initial Acceptance Period”).  Upon the conclusion thereof, the Santander Brasil Shares that have accepted the Offering will be transferred to Banco Santander (in the case of the Brazilian Offering, after a special auction process (Leilão) –which will be carried out within the settlement systems of BM&FBOVESPA– the “Auction”)), which is expected to occur on the third business day after the Auction.  Thereafter, the Bank will implement the capital increase and take all actions necessary for the delivery of the new shares –in the form of Banco Santander ADSs or of BDRs, as applicable– to the parties accepting the Offering.

According to the Brazilian regulatory framework on public offerings for the acquisition of securities and the terms of the Offering, if upon the conclusion of the Initial Acceptance Period Banco Santander acquires in the Offering the number established in the regulatory framework, which is estimated to be two-thirds or more, of (i) the ONs (including those underlying the Units, and therefore the Santander Brasil ADSs) that are not held by Grupo Santander, (ii) the PNs (including those underlying the Units, and therefore the Santander Brasil ADSs) that are not held by Grupo Santander, or (iii) the Units (including those represented by means of Santander Brasil ADSs) that are not held by Grupo Santander, to which the Offering is directed, it will be deemed that a “Right of Sale Event” has occurred.  Upon the occurrence of any of these events, the Bank will be required to acquire the remaining outstanding Santander Brasil Shares whose holders have not accepted the Offering during the Initial Acceptance Period if they so request during a period of 3 months following the date of completion thereof (the “Additional Acceptance Period”), delivering in exchange the same number of newly-issued shares of the Bank or, if applicable, treasury shares that they would have received if they had accepted the Offering during the Initial Acceptance Period, including those that might arise from any applicable Remuneration Adjustment (hereinafter, the “Right of Sale”).  In addition, Brazilian legislation requires that the settlement for transfers of the Santander Brasil Shares with respect to which the Right of Sale is exercised occur at least three times during the Additional Acceptance Period.

According to the terms of the Offering, and in order to minimise the time that might pass between a holder of Santander Brasil Shares exercising the Right of Sale and receiving the shares of the Bank to which such holder is entitled, Banco Santander shall make settlement on transfers of the Santander Brasil Shares with respect to which the Right of Sale has been exercised on at least 5 occasions (and therefore approximately every 20 calendar days) (hereinafter, each of the five dates on which such settlement occurs during the Additional Acceptance Period, the “Additional Period Transfer Date” and the five periods of approximately 20 calendar days, the “Additional Settlement Periods”).  For such purpose, the corresponding number of shares must be issued by the Bank on the occasion of each of such settlements unless the Bank chooses to settle by means of the delivery of its treasury shares.  Following each Additional Period Transfer Date, if any, the required actions shall be taken in order for there to be a delivery of the shares of the Company –in the form of Banco Santander ADSs or of BDRs, as the case may be– to the holders of Santander Brasil Shares that accept the Offering during the Additional Acceptance Period.

The foregoing justifies the submission to the shareholders for approval at the extraordinary general shareholders’ meeting of six proposals to increase the share capital, one corresponding to the shares that must be issued as a result of acceptances occurring during the Initial Acceptance Period, and the other five corresponding to the acceptances that may occur during the Additional Acceptance Period.  In any event, the total number of shares that might be issued pursuant to the six increases shall not exceed the maximum number of shares to be issued in the first of them (which is the number that would be issued if all of the Santander Brasil Shares not held by Grupo Santander accepted the Offering during the Initial Acceptance Period).  It is estimated that the maximum number of shares of the Bank that could eventually be issued in the Offering is approximately 673,560,570 shares (assuming that there is no Remuneration Adjustment for purposes of determining the Exchange Ratio, as said term is defined below).  This figure represents approximately 5.72% of Banco Santander’s share capital as at the date of this report.

As stated, the structure of the Transaction, upon the terms briefly described above, allows for compliance with the requirements arising from the legal provisions applicable to share exchange offerings in the two jurisdictions in which the Offering will be made (United States and Brazil), as well as those applying to the issue of shares under Spanish law.

A number of steps must be taken in order to complete the Transaction:

1)
Approval of exit from BM&FBOVESPA Level 2 Listing: The exit of Santander Brasil from the BM&FBOVESPA Level 2 listing was approved by the shareholders at the general meeting of Santander Brasil held on 9 June 2014, with the other requirements for such purpose having been met.  Therefore, as of the date of this report, the consummation thereof depends on the results of the Offering.

2)
Opinion of the board of directors of Santander Brasil: According to Brazilian legislation, within a period of fifteen business days following the launch of the Offering, the board of directors of Santander Brasil must announce its opinion with respect to (i) the advisability and appropriateness of the Offering from the viewpoint of the interests of the holders of the Santander Brasil Shares and the liquidity of their respective securities, (ii) the impact of the Offering on the interests of Santander Brasil, and (iii) the strategic plans, if any, that the Bank may have announced with respect to Santander Brasil.

Brazilian legislation also requires that the board of directors of Santander Brasil issue an opinion in favour of or against the acceptance of the Offering, without prejudice to stating that the decision on whether or not to do so lies with the holders of Santander Brasil Shares in their sole discretion. U.S. legislation also requires that, within a period of ten business days from the commencement of the Initial Acceptance Period, Santander Brasil register with the Securities and Exchange Commission (“SEC”) and distribute to its shareholders a statement as to whether or not it recommends acceptance of the Offering, or state that it has no position (whether favourable or not) with respect to the Transaction, or even conclude that it cannot take a position with respect thereto. In any event, the board of directors must explain the grounds upon which it adopts any of such positions.

3)
Registration of Banco Santander as a publicly-held company (companhia aberta) in Brazil and of its BDR programme with the corresponding Brazilian regulatory agencies and public authorities: As stated, the making of the Brazilian Offering requires the prior admission to listing on BM&FBOVESPA of the shares of the Bank, through BDRs.  For such purpose, Banco Santander must obtain (i) the registration thereof as a publicly-held company (companhia aberta) in Brazil with the Comissão de Valores Mobiliários (“CVM”) upon the terms of CVM Instruction number 480, of 7 December 2009, as a Category A issuer, as well as (ii) registration with the CVM and BM&FBOVESPA of a “Sponsored Level III BDR Programme” with respect to the BDRs (the “BDR Programme”), in accordance with CVM Instruction number 332, of 4 April 2000 (“CVM Instruction 332”).  As of the date of this report, Banco Santander is filing for such governmental authorisations.

4)
Authorisation and registration of the Offering with the corresponding governmental authorities of Brazil and the United States: In order that the Offering may be carried out, the Offering and the documentation by which it is implemented in the United States and Brazil must be authorised by and registered with the SEC and the CVM, respectively.  As of the date of this report, Banco Santander is filing for such governmental authorisations.

5)
Resolutions of the shareholders of Banco Santander: In order to carry out the Transaction, the shareholders acting at a general shareholders’ meeting of Banco Santander must approve the capital increases with in-kind contributions referred to in this report and pursuant to which new shares of Banco Santander will be issued and delivered in consideration for the Santander Brasil Shares that accept the Offering.

6)
Acceptance of the Offering and transfer of the Santander Brasil Shares to the Bank: Upon the passage of three business days from the date of the Auction in Brazil, Banco Santander will receive all those Santander Brasil Shares with respect to which the Offering has been accepted during the Initial Acceptance Period and will commence all procedures necessary for the issue –in implementation of the first of the capital increases covered by this report– and subsequent delivery in the form of Banco Santander ADSs or of BDRs, as applicable– of the corresponding newly-issued shares in accordance with the aforementioned Exchange Ratio (as such term is hereinafter defined).  The same shall happen upon any exercise of the Right of Sale during the Additional Acceptance Period unless, as stated, the choice is made to cover it with treasury shares of the Bank.

The Offering may be accepted by all holders of Santander Brasil Shares other than Grupo Santander, for which purpose they must comply with the requirements contained in the prospectus for the U.S. Offering or in the prospectus for the Brazilian Offering, as applicable.

The new shares of Banco Santander issued in the capital increases covered by this report will have the right to all dividends, distributions or any other forms of remuneration of Banco Santander whose record date is subsequent to the implementation of the respective increase by the board of directors, or the executive committee by delegation therefrom.  It is expected that the first of the capital increases covered by this report will be implemented prior to the record date of the Santander Scrip Dividend (Santander Dividendo Elección) programme corresponding to the traditional second interim dividend of the Bank, which is expected to take place in October 2014, and therefore that the holders of the new shares issued in favour of those who accept the Offering during the Initial Acceptance Period will have the right to participate in such programme.  Otherwise, holders of Santander Brasil Shares that accept the Offering shall have the right to the Remuneration Adjustment to which they are entitled pursuant to the terms stated above.

3.	Terms of the Transaction

The Transaction is subject to the following terms, among others:

a)
approval of the necessary resolutions by the shareholders at the extraordinary general shareholders’ meeting of Banco Santander that the board resolves to call at its meeting held on the date of this report;

b)
registration of Banco Santander as a publicly-held company (companhia aberta) in Brazil with the CVM, in issuer Category A, as well as registration of the BDR Programme with the CVM and BM&FBOVESPA; and

c)
registration by the CNMV of the documentation required with respect to the issue and/or subsequent admission to listing on the Spanish stock exchanges of the shares of Banco Santander that will be delivered within the framework of the Transaction, unless an exemption applies for such purpose.

According to the estimated timetable for the Transaction, and subject to compliance with the terms referred to above as well as the other terms to which the Offering is subject, it is expected that the Transaction will be consummated (consummation thereof being understood as the implementation of the first of the capital increases covered by this report) during the last quarter of 2014.

4.	Other aspects of the Transaction or related thereto

Settlement of the Transaction  Given that the Santander Brasil Shares are traded on the NYSE and on BM&FBOVESPA, and given that it is generally the intent of Banco Santander for the holders of the Santander Brasil Shares accepting the Offering to be able to receive in consideration therefor securities that are listed on the same markets on which such shares were listed, it has been provided that the new shares of Banco Santander issued as a result of the capital increases referred to in this report will be subscribed:

i)
As regards the U.S. Offering, by the depositary of the Banco Santander ADS programme, which is currently JPMorgan Chase Bank, N.A. (hereinafter, the “Banco Santander ADS Depositary”), for the account of the holders of Santander Brasil Shares accepting the U.S. Offering. Upon completion of the Transaction, the holders of Santander Brasil Shares that accept the Offering will receive through such Banco Santander ADS Depositary, in its capacity as exchange agent for the U.S. Offering and depositary of the Banco Santander ADS programme, Banco Santander ADSs issued thereby, each one representing one share of the Company.

ii)
As regards the Brazilian Offering, by the depositary of the BDR Programme, which will be Itaú Corretora de Valores S.A. (hereinafter, the “BDR Depositary”), for the account of the holders of Santander Brasil Shares accepting the Brazilian Offering.  Upon completion of the Transaction, the holders of Santander Brasil Shares that accept the Offering will receive through the BDR Depositary BDRs issued by such Depositary, each one representing one share of the Bank.

As a result of all of the foregoing, and in order to allow for the Offering to be made, the board of directors of Banco Santander, at its meeting held on the date of this report, has resolved to call a general shareholders’ meeting, to which there will be submitted under items One A, B, C, D, E and F of the agenda thereof, six capital increases by means of the issue and placement into circulation of the number of ordinary shares for each increase as provided in section II below and in the amount also provided in such section.  The new shares that might be issued in each of such six increases shall be fully paid up with in-kind contributions consisting of ONs, PNs, Units and Santander Brasil ADSs and there is express provision for the possibility of an incomplete subscription, as described below.  This report covers precisely such increases in capital.

II.	REPORT OF THE BOARD OF DIRECTORS FOR PURPOSES OF SECTIONS 286 AND 296 OF THE SPANISH CAPITAL CORPORATIONS LAW

1.	Purpose and rational for the capital increases covered by this report

As indicated in the preceding section of this report, the capital increases proposed at the general shareholders’ meeting are intended to allow for implementation of the Offering through the delivery of newly-issued shares of Banco Santander, which, in view of the requirements of the Offering, requires the approval of six increases in the share capital of Banco Santander: one for the issue of shares to be delivered as consideration to those holders of Santander Brasil Shares that accept the Offering during the Initial Acceptance Period (which is submitted for approval under item One A) and another five for those that exercise their Right of Sale, if it ultimately exists, during the Additional Acceptance Period (which is submitted for approval under items One B, C, D, E and F) (hereinafter, the first of the increases, the “Primary Increase”; each of the other five increases a “Complementary Increase” and collectively the “Complementary Increases”; and the six increases collectively, the “Increases”).

Pursuant to the provisions of Section 304 of the Spanish Capital Corporations Law, the current shareholders of Banco Santander will not have pre-emptive rights to the shares to be issued on occasion of the Increases.

As stated, the Complementary Increases will only be necessary if there is a Right of Sale, which will depend on the number of Santander Brasil Shares that accept the Offering during the Initial Acceptance Period.  Furthermore, if there is a Right of Sale, the number of shares to be issued during each Complementary Increases will depend on the number of Santander Brasil Shares that have exercised the Right of Sale during the corresponding Additional Settlement Period.  Based on whether or not such right is exercised during each period, there is a possibility that all or any of the Complementary Increases are not applicable, in which case they would be deprived of effect as provided below.  In addition, as stated above, the Bank may choose to cover the exercise of the Right of Sale during one or more of such periods with treasury shares, in which case the corresponding Complementary Increase would also not be implemented.

The performance of the Transaction will allow Banco Santander to acquire the Santander Brasil Shares whose holders have accepted the Offering.  In exchange, such holders will receive 0.70 ordinary shares of Banco Santander (represented in the form of Banco Santander ADSs or of BDRs, as applicable) for each Unit or Santander Brasil ADS with respect to which the Offering has been accepted, or 0.35 ordinary shares of Banco Santander (represented in the form of Banco Santander ADSs or of BDRs, as applicable) for each ON or PN with respect to which the Offering has been accepted (hereinafter, as this ratio may exist according to the formula provided below, the “Exchange Ratio”), after delivery to Banco Santander of their respective Santander Brasil Shares.  As explained in this report, holders of Santander Brasil Shares that accept the Offering will have the right to the Remuneration Adjustment to which they might be entitled in accordance with the description in section I above, which will be taken into account for purposes of the final determination of the Exchange Ratio pursuant to the terms described below.

The Exchange Ratio mentioned above was determined by the board of directors of Banco Santander (i) taking into account the closing price of the ordinary shares of Banco Santander and of a Unit on the Spanish stock exchanges and on BM&FBOVESPA, respectively, on 28 April 2014 (last trading day prior to the announcement of the Offering), which was 7.046 euros and 12.74 reais, respectively, as well as an exchange rate of 3.104 reais for each euro on such date; and (ii) also assuming that the Primary Increase is implemented prior to the record date of the Santander Scrip Dividend Programme corresponding to the traditional second interim dividend of Banco Santander, and therefore that the Remuneration Adjustment does not apply.

This Exchange Ratio entails valuing each Unit at 15.3095 reais and each ON and PN at 7.65475 reais (4.9322 euros and 2.466 euros, respectively, taking into account the aforementioned exchange rate of 3.104 reais per euro), which in turn entails a 20% premium over the listing price of Santander Brasil on 28 April 2014.

The Offering is a demonstration of Banco Santander’s confidence in Brazil and Santander Brasil, as well as in their potential for long-term growth. The Bank offers to the holders of Santander Brasil Shares the opportunity to exchange their securities with a 20% premium or to continue as shareholders of Santander Brasil.  The Transaction is good both for the shareholders of Santander Brasil and for those of the Company. It is good for the minority investors in Santander Brasil, given that they receive a 20% premium, which entails a price to earnings ratio (PER) greater than that of its competitors, according to market consensus. In addition, they receive it in shares of Banco Santander, for which reason they are going to continue to benefit from the advantages of exposure to Brazil and from a security with increased diversification and growth perspectives.  It is also positive for the shareholders of Banco Santander, as it will increase their earnings per share (EPS) from the very beginning. Market consensus expects that Santander Brasil will obtain earnings of close to 6,400 million Brazilian reais in 2015 (equal to approximately 2,000 million euros), of which approximately 1,500 million euros would be attributed to Grupo Santander based on the current equity interest. Therefore, if all of the capital in hands of minority holders accepts, Santander Brasil would contribute to Grupo Santander approximately 500 million euros more during such year, increasing EPS by 1.3%, which increase would be 1.1% in 2016. The impact on capital would be practically neutral, as in the case of all of the minority interests accepting, it would contribute three basis points to core capital.

2.	Amount and number of shares to issue in the capital increases covered by this report

The number of shares to issue in each of the Increases will be the product of multiplying the maximum number of Santander Brasil Shares that may be contributed as consideration for the Increase in question by the value of the Exchange Ratio that applies at the time that the board of directors, or the executive committee by delegation therefrom, decides to implement the Primary Increase, and shall be determined by the board of directors, or the executive committee by delegation therefrom, by application of the formula set forth below.

For these purposes, this maximum number of Santander Brasil Shares that may be contributed will correspond to the quotient of dividing by two the sum of all ONs (including those underlying the Units, and therefore the Santander Brasil ADSs) and all PNs (including those underlying the Units, and therefore the Santander Brasil ADSs) that can accept the Offering at any particular time.

The calculation of the Exchange Ratio shall be as follows:

Exchange Ratio = 0.70 + Remuneration Adjustment

where,

Remuneration Adjustment = Banco Santander Remuneration - Santander Brasil Remuneration

For the purposes hereof,

“Banco Santander Remuneration” is:

(i)
for all dividends paid by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive), the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each 0.70 shares of Banco Santander on each of the dates of payment of such dividends at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend; and

(ii)
for all Santander Scrip Dividend programmes implemented by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive), the number of shares of Banco Santander (without rounding) that would be received for 0.70 shares of the Bank in each of such programmes (this number in each Santander Scrip Dividend programme, the (“SSD Shares”)). The SSD Shares of each Santander Scrip Dividend programme will be calculated pursuant to the following formula:

SSD Shares = 0.70 x (1 / N)

where,

N is equal to the number of shares of Banco Santander needed to receive one newly-issued share of the Bank pursuant to the terms of the Santander Scrip Dividend programme in question.

“Santander Brasil Remuneration” is the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each unit by Santander Brasil on each of the dividends or “juros sobre capital próprio” (the instrument for shareholders’ compensation under the Brazilian corporate regime) with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend, taking into account the euro / real exchange rate published by the Central Bank of Brazil at such time.

It is noted that if the difference between the Banco Santander Remuneration and the Santander Brasil Remuneration is paid by those accepting the Offering by means of the Bank’s treasury shares, the Remuneration Adjustment will be equal to zero for purposes of determining the Exchange Ratio, which will therefore be equal to 0.70.

Specifically, the number of shares of Banco Santander to be issued on occasion of each of the Increases is the product of multiplying the applicable Exchange Ratio resulting from the formula referred to above by 962,229,386, which is the maximum number of Santander Brasil Shares that can accept the Offering during the Initial Acceptance Period.

For these purposes, the said maximum number of Santander Brasil Shares is deemed to be the quotient of dividing by two the sum of all ONs (including those underlying the Units, and therefore the Santander Brasil ADSs) and all of the PNs (including those underlying the Units, and therefore the Santander Brasil ADSs) that can accept the Offering during the Initial Acceptance Period.

In any event, even if the Right of Sale applies and both the Primary Increase and all the Complementary Increases are carried out, the maximum number of all shares of Banco Santander to be issued by virtue of the Increases will be equal to the number of shares that will be issued if all Santander Brasil shares that can accept the Offering accept it during the Initial Acceptance Period.

Once the number of shares to be issued in each of the Increases is determined, the amount of such Increase (nominal value plus issue premium) will be the result of multiplying such number of new shares by the sum of their nominal value (0.5 euros per share) and the value of the share premium with which they are issued (which will be determined by the board of directors, or the executive committee by delegation therefrom, no later than the date of implementation of the Increase in question, according to the procedure set out below).

In view of the foregoing, and in observance of the requirements under the Brazilian legal system for these kinds of transactions –particularly the obligation to provide the Right of Sale, the board of directors of Banco Santander has resolved to propose to the shareholders at the extraordinary general shareholders’ meeting the approval of the Increases by means of the issuance and placement into circulation of the number of shares with a nominal value of one-half (0.5) euro that results from multiplying (a) the number of Santander Brasil Shares (as calculated above) that may be contributed on the date of implementation of the corresponding Increase, by (b) the Exchange Ratio, which will be determined by the board of directors, or by the executive committee by delegation therefrom, by applying the formula described above; the consideration for which will consist of in-kind contributions consisting of the maximum number of Santander Brasil Shares that could be delivered in relation to each one of the Increases.  The shares will be issued at their nominal value plus an issue premium that will be determined as provided below.

3.	Procedure to apply to fractions of shares

Those holders of Santander Brasil Shares that accept the Offering with a number of ONs, PNs, Units and/or Santander Brasil ADSs that, applying the Exchange Ratio, give a non-whole number of shares of Banco Santander, and that therefore would have the right to receive a fraction of share of Banco Santander (the “Fraction” or the “Fractions”) in addition to any whole number of shares, will not receive such Fractions.  The Fractions will be aggregated and sold on the market after the date on which the Primary Increase or any corresponding Complementary Increase is carried out, and the net funds obtained in this sale will be distributed pro rata among the corresponding holders of Santander Brasil Shares according to their respective Fractions.  The amount that holders of Santander Brasil Shares will receive as a result of the sale of such Fractions cannot be assured.  The procedure to apply to the Fractions will be carried out separately with respect to (a) the holders of Santander Brasil Shares that participate in the Transaction through the U.S. Offering, in which case it will be implemented through the Banco Santander ADS Depositary, and (b) the holders of Santander Brasil Shares that participate in the Transaction through the Brazilian Offering, in which case it will be implemented through the BDR Depositary.

Taking the approved Exchange Ratio into account, it is probable that (i) the total number of shares of the Bank to be delivered to all holders of Santander Brasil Shares that accept the Offering through the U.S. Offering; and/or (ii) the total number of shares to be delivered to all those who accept through the Brazilian Offering, in turn results in a non-whole number.  Therefore, the proposed resolutions provide for the possibility –both with respect to the delivery of the relevant shares during the Initial Acceptance Period as well as those that may apply during the Additional Acceptance Period– (i) of using one, or if necessary two, shares of Banco Santander held in treasury to deliver the Fraction corresponding to all of the Santander Brasil Shares that have accepted the U.S. Offering and/or all of the Santander Brasil Shares that have accepted the Brazilian Offering, for the subsequent sale thereof upon the terms set forth; and (ii) that the total number of shares of Banco Santander to be issued in the Primary Increase or, if applicable, in each Complementary Increase is rounded downward to the whole number closest to the product resulting from multiplying the total number of Santander Brasil Shares contributed to Banco Santander in the corresponding Increase by the Exchange Ratio, when such product results in a non-whole number.

4.	Issue price and valuation of the Increases

The issue price (nominal plus issue premium) of each new share of Banco Santander issued in each of the Increases will be equal to the closing price of the shares of Banco Santander on the Automated Quotation System Spanish (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the trading day immediately preceding the date of approval of the Increases by the shareholders at the extraordinary general shareholders’ meeting (the “Closing Price”).  In any event, the issue price thus determined:

(i)	will not be less than 0.5 euros (nominal value of the shares of Banco Santander). If less, the issue price per share will be set at 0.5 euros; and

(ii)
will not be greater than 7.046 euros (which value corresponds to the closing price of the ordinary shares of Banco Santander on the Spanish stock exchanges on 28 April 2014) (the “Maximum Issue Price”) or, if applicable, the amount resulting from subtracting from 7.046 euros the value of the gross amount of all dividends per share paid by Banco Santander (or, if applicable, the gross price at which the Bank has acquired the free allotment rights corresponding to one share during each of the Santander Script Dividend programmes implemented between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) (hereinafter, the “Maximum Adjusted Issue Price”).  If the Closing Price is greater than the Maximum Issue Price or, if applicable, the Maximum Adjusted Issue Price, the issue price per share will be set at the Maximum Issue Price or the Maximum Adjusted Issue Price, respectively.

It is noted that if there is no Banco Santander Remuneration, there will be no adjustment to the issue price of the Increases referred to in this Report.  In this case, the issue price will be the Closing Price or, if applicable, the Maximum Issue Price.

The issue price (and therefore, the issue premium) of each new share will be determined by the board of directors, which, in turn, may delegate this authority to the executive committee, in accordance with the preceding guidelines, under the terms of Section 297.1a) of the Spanish Capital Corporations Law, no later than the date of implementation of the relevant Increase.

The consideration for each of the Increases will consist entirely of in-kind contributions to the capital of Banco Santander, which shall specifically be the Santander Brasil Shares with respect to which the Offering has been accepted, either during the Initial Acceptance Period (with respect to the Primary Increase) or, if applicable, through the exercise of the Right of Sale during the corresponding Additional Settlement Period (with respect to each Complementary Increase).

5.	Implementation of Increases and delegation of powers

As already indicated, at the end of the Initial Acceptance Period or, if applicable, of each Additional Settlement Period, the Santander Brasil Shares with respect to which the Transaction has been accepted will be transferred to Banco Santander.  In exchange, the holders of such Santander Brasil Shares will have the right to subsequently receive the newly-issued shares of the Company (represented in the form of Banco Santander ADSs or in the form of BDRs, as applicable) to which they are entitled pursuant to the terms of the Exchange Ratio and to the above-described rule applicable to Fractions.  This will be carried out through the Banco Santander ADS Depositary –if the holders of the securities accept by means of the U.S. Offering– or through the BDR Depositary, if they do so through the Brazilian Offering, both as subscribers of the Increases covered by this report for the account thereof.  In this way, the Primary Increase and any Complementary Increases will be subscribed and paid up through the contribution of the Santander Brasil Shares whose holders have from time to time accepted the Offering.

These resolutions will entail an amendment of the amount of the share capital and of the number of shares into which it is divided as reflected in sections 1 and 2 of Article 5 of the Bylaws.

Implementation and delegation of powers with respect to the Primary Increase

Pursuant to Section 297.1.a) of the Spanish Capital Corporations Law, and as already stated, the Primary Increase provides for the delegation of powers to the board of directors in order to set the date of implementation of such increase and to complete the terms thereof, which will occur at the end of the Initial Acceptance Period after acquisition of the corresponding Santander Brasil Shares by the Bank.

In addition, given that the Primary Increase provides for the issue of the number of shares of Banco Santander that would be necessary if all holders of Santander Brasil Shares accept the Offering during the Initial Acceptance Period, there is express provision for an incomplete subscription for the purposes set forth in Section 311.1 of the Spanish Capital Corporations Law in the event that not all of the holders of Santander Brasil Shares accept the Offering during such period.  The board of directors may delegate the powers received to the executive committee.

Implementation and delegation of powers with respect to the Complementary Increases

Pursuant to Section 297.1.a) of the Spanish Capital Corporations Law, and as already stated, each of the Complementary Increases provides for the delegation of powers to the board of directors in order to set the date of implementation of the corresponding Complementary Increase and to complete the terms thereof, which will occur at the end of the corresponding Additional Settlement Period after acquisition of the corresponding Santander Brasil Shares by the Bank.

As also stated, there will only be a Right of Sale if there is a Right of Sale Event in view of the volume of acceptances of the Offering during the Initial Acceptance Period.  Otherwise, the Complementary Increases will be deprived of any value or effect.  Likewise, even if there is a Right of Sale, the implementation of each of the Complementary Increases will depend on whether such right has been exercised during the corresponding Additional Settlement Period, for which reason the corresponding Complementary Increase will be deprived of effect if there is no transfer of Santander Brasil Shares to the Bank under such Right of Sale during that period.

Furthermore, provision is made for the possibility that the board of directors, or the executive committee by delegation therefrom –taking into account, among other things, the level of transfers of Santander Brasil Shares on a particular Additional Period Transfer Date, as well as the cost in time and resources that the issue of new shares might entail with respect to the delivery of existing shares– might decide to cover acceptances of the Offering arising from the Right of Sale through the delivery of treasury shares of the Bank, and thus without the implementation in such case of the corresponding Complementary Increase.

Given that each of the Complementary Increases provides for the issue of the number of shares of Banco Santander that would be necessary if all holders of Santander Brasil Shares that might benefit from the Right of Sale exercise their Right of Sale, there is express provision for an incomplete subscription for the purposes set forth in Section 311.1 of the Spanish Capital Corporations Law.

The board of directors may in turn delegate the powers received to the executive committee.

III.	REPORT OF THE BOARD OF DIRECTORS FOR PURPOSES OF SECTION 300.1 OF THE SPANISH CAPITAL CORPORATIONS LAW

As the consideration for the Increases consists of in-kind contributions, and pursuant to the provisions of Section 300.1 of the Spanish Capital Corporations Law, a report must be issued describing in detail the projected contributions, the persons that are to make them, the number and nominal value of the shares to be delivered and the guarantees adopted based on the nature of the assets making up the contribution.

In compliance with such legal requirement, the directors state the following:

One.-     The projected contributions that will be included within the capital of Banco Santander will consist of ONs, PNs, Units and Santander Brasil ADSs whose holders have accepted the Offering.  In this way, after the Initial Acceptance Period and any Additional Acceptance Period, Banco Santander will increase its equity interest in the capital of Santander Brasil by the amount of the Santander Brasil Shares acquired.

Santander Brasil has its corporate domicile at Avenida Presidente Juscelino Kubitschek, nº 2235, Vila Olímpia, Sao Paulo, SP, Brazil and is registered with the Cadastro Nacional de Pessoas Jurídicas do Ministério da Fazenda do Brasil (CNPJ/MF) under number 90.400.888/0001-42.  Its ONs, PNs and Units are accepted for trading on BM&FBOVESPA with the ticker symbols SANB3, SANB4 and SANB11, respectively, while its ADSs are listed on the NYSE with the ticker symbol BSBR.

Santander Brasil is a leading credit institution in the provision of banking services in Brazil.  At 31 December 2013, Santander Brasil had total assets in the amount of 453,100 million Brazilian reais (equal to approximately 145,972 million euros at an exchange rate of R$3.104:€1.00), with consolidated profits for the financial year ended 31 December 2013 of approximately 5,800 million Brazilian reais (equal to approximately 1,868 million euros at the exchange rate indicated above).  According to the Central Bank of Brazil, at 31 December 2013, Santander Brasil was the third-largest private bank in Brazil, with a 7.5% market share in terms of total assets, and the largest bank controlled by an international financial group.  Santander Brasil carries out its operations throughout Brazil, and mainly in the southern and south-eastern regions of the country, which, according to the most recent data published by the Brazilian

Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), represents approximately 71.6% of the gross domestic product of all of Brazil.

At 31 December 2013, the stockholders’ equity of Santander Brasil was 83,340 million Brazilian reais (equal to approximately 26,846 million euros at the exchange rate indicated above). All of the ONs, PNs and Units (including those represented by Santander Brasil ADSs) of Santander Brasil that are not held by Grupo Santander may participate in the Offering, and therefore may form part of the projected in-kind contributions for purposes of the Increases covered by this report.

As described above, on the third business day following the Auction and, if applicable, on each of the Additional Period Transfer Dates, Banco Santander will receive all those Santander Brasil Shares with respect to which the Offering has been accepted.  The Company will thus receive the in-kind contribution corresponding to the Primary Increase and any Complementary Increases referred to in this report at each of such times.  On the date of implementation of the Primary Increase, the maximum number of Santander Brasil Shares (which corresponds to the sum of all ONs - including those underlying the Units, and therefore the Santander Brasil ADSs-  and all of the PNs (including those underlying the Units, and therefore the Santander Brasil ADSs) that would be eligible to participate in the Offering would be 1,924,458,772.

As stated above, the holders of Santander Brasil Shares that accept the Offering will have the right to receive the number of ordinary shares of Banco Santander (represented in the form of Banco Santander ADSs or of BDRs, as applicable) resulting from the application of the Exchange Ratio for each Unit or Santander Brasil ADS with respect to which the Offering has been accepted.2

Two.-     The newly-issued shares of Banco Santander will be subscribed by the Banco Santander ADS Depositary for the account of the holders of Santander Brasil Shares accepting the U.S. Offering and by the BDR Depositary for the account of the holders of Santander Brasil Shares accepting the Brazilian Offering.  Likewise, the new shares of Banco Santander will be delivered for the account of the holders of the Santander Brasil Shares and, as applicable, to the Banco Santander ADS Depositary or to the BDR Depositary, which in turn will issue and deliver to them the corresponding Banco Santander ADSs or the BDRs, respectively.

As described above, delivery of the expected contributions will occur on the third business day following the Auction with respect to those that must be delivered in consideration for the Primary Increase and, if applicable, on each of the Additional Period Transfer Dates with respect to those that must be contributed in consideration for each of the Complementary Increases that may be necessary.  Once Banco Santander has received the Santander Brasil Shares with respect to which the Offering has been accepted in accordance with the foregoing, the Bank will deliver to the former holders thereof, through the Santander ADS Depositary or the BDR Depositary, as the case may be, the new shares of Banco Santander upon the terms approved in the Exchange Ratio.

2 Given that each Unit is made up of one ON and one PN, the holders of Santander Brasil Shares will receive for each ON or PN with respect to which they accept the Offering the number of newly-issued ordinary shares of Banco Santander that results from dividing the result of the Exchange Ratio by two.

Three.-   As stated, the maximum number of shares to issue in each of the Increases will be the product of multiplying (i) the maximum number of Santander Brasil Shares (as calculated in accordance with section II.2 of this report) that may be contributed as consideration for the Increase in question, by (ii) the Exchange Ratio, calculated according to the formula described above, that applies at the time that the board of directors, or the executive committee by delegation therefrom, decides to implement the Primary Increase, and shall be determined by the board of directors, or the executive committee by delegation therefrom; all with a nominal value of one-half (0.5) euro each.

However, the specific number of Banco Santander shares that will be subscribed in the Primary Increase will be the number corresponding to the Exchange Ratio and taking into account the number of Santander Brasil Shares with respect to which the Offering is accepted during the Initial Acceptance Period.  For this reason, pursuant to the provisions of Section 311.1 of the Spanish Capital Corporations Law, there is an express provision for the possibility of an incomplete subscription of the Primary Increase.

Furthermore, the Complementary Increases will be deprived of any value or effect if the Right of Sale does not apply.  Likewise, if such right exists during any of the Additional Settlement Periods but is not exercised or the board of directors of the Company chooses to cover it with treasury shares, the corresponding Complementary Increases will be deprived of effect.  Given that the specific number of Banco Santander shares that might be subscribed in each of the Complementary Increases will be the number corresponding to the value of the Exchange Ratio and taking into account the number of Santander Brasil Shares with respect to which the Offering is accepted on each of the Additional Period Transfer Dates, there is express provision for the possibility of an incomplete subscription of each of the Complementary Increases, pursuant to the provisions of Section 311.1 of the Spanish Capital Corporations Law.

Four.-     Last, regarding the guarantees adopted based on the nature of the assets making up the contribution, in compliance with the provisions of Section 67 of the Spanish Capital Corporations Law, the Commercial Registry of Cantabria has appointed an independent expert who will describe the in-kind contribution, with its identifying data, as well as the valuation criteria adopted, indicating whether the resulting valuation corresponds to the number, nominal value and issue premium of the shares to be issued as consideration.

IV.	PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE SHAREHOLDERS AT THE GENERAL MEETING

The full text of the Primary Increase proposal that is submitted to the shareholders at the extraordinary general shareholders’ meeting under item One A of the agenda is as follows3:

“1.	Capital increase by means of in-kind contributions

1.1.	New shares to be issued

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander”, the

3 Each proposal formulated under Items One A, B, C, D, E and F will be submitted to a separate vote.

“Bank” or the “Company”) by (b) the determinable number of new shares of Banco Santander resulting from the following formula:

New Shares to be Issued = Maximum Number of Securities to Contribute x Exchange Ratio

where,

“New Shares to be Issued” = Number of new shares of Banco Santander to issue in the capital increase;

“Maximum Number of Securities to Contribute” = Maximum number of units of Banco Santander (Brasil) S.A. (“Santander Brasil”), including those represented by American Depositary Shares (ADSs), to be contributed in consideration for the capital increase referred to in this resolution –considered for these purposes as the quotient of dividing by two the sum of all ordinary shares (including those underlying the units, and therefore the Santander Brasil ADSs) and all of the preferred shares (including those underlying the units, and therefore the Santander Brasil ADSs) that can accept the public offering for all of the securities representing the share capital of Santander Brasil (the “Offering”)– consisting of 962,229,386 units; and

“Exchange Ratio” = Number of newly-issued shares of Banco Santander that are to be delivered for each unit (in turn representing one ordinary share and one preferred share) or ADS (American Depositary Share representing one unit) of Santander Brasil that is contributed to the Bank within the context of the Offering and which shall be the result of applying the following formula:

Exchange Ratio = 0.70 + Remuneration Adjustment

where,

Remuneration Adjustment = Banco Santander Remuneration - Santander Brasil Remuneration

For the purposes hereof,

“Banco Santander Remuneration” is:

(i)
for all dividends paid by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of this increase (exclusive), the number of shares of Banco Santander (without rounding) that can be acquired on the market with the gross amount paid for each 0.70 shares of Banco Santander on each of the dates of payment of such dividends at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend; and

(ii)
for all Santander Scrip Dividend programmes implemented by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of this increase (exclusive), the number of shares of Banco Santander (without rounding) that it would be received for 0.70 shares of the Bank in each of such programmes (this number in each Santander Scrip Dividend programme, the “SSD

Shares”). The SSD Shares of each Santander Scrip Dividend programme will be calculated pursuant to the following formula:

SSD Shares = 0.70 x (1 / N)

where,

N is equal to the number of shares of Banco Santander needed to receive one newly-issued share of the Bank pursuant to the terms of the Santander Scrip Dividend programme in question.

“Santander Brasil Remuneration” is the number of shares of Banco Santander (without rounding) that can be acquired on the market with the gross amount paid for each unit by Santander Brasil on each of the dividends or “juros sobre capital próprio” (the instrument for shareholders’ compensation under the Brazilian corporate regime) with a record date between 10 October 2014 (inclusive) and the date of implementation of this increase (exclusive) at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend, taking into account the euro / real exchange rate published by the Central Bank of Brazil at such time.

It is noted that if the difference between the Banco Santander Remuneration and the Santander Brasil Remuneration is paid by those accepting the Offering by means of the Bank’s treasury shares, the Remuneration Adjustment will be equal to zero for purposes of determining the Exchange Ratio for this Increase, which will consequently be equal to 0.70.

The shares issued in implementation of this resolution shall be of the same class and series as those currently outstanding, which shall be represented by book entries and shall be issued for their nominal value of one-half (0.5) euro plus a share premium to be determined by the board of directors, or the executive committee by delegation therefrom, pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution, by means of the procedure described below.  According to the provisions of paragraph 3 below, the amount of the share premium may not be greater than 6.546 euros per share or, if applicable, the amount resulting from subtracting from 6.546 euros the value of the gross amount of all dividends per share paid by Banco Santander (or, if applicable, the gross price at which the Bank has acquired the free allotment rights corresponding to one share during each of the Santander Script Dividend programmes implemented between 10 October 2014 (inclusive) and the date of implementation of this increase (exclusive) (hereinafter, the “Bank Remuneration”).  Thus, the issue price that is set may not be greater than 7.046 euros per share or, if applicable, the number resulting from subtracting the Bank Remuneration from such amount.

1.2.	Contributions that will serve as consideration for the capital increase

The shares issued in implementation of this resolution shall be fully paid-up by means of in-kind contributions consisting of securities representing the share capital of Banco Santander (Brasil) S.A. (hereinafter, “Santander Brasil”); i.e., ordinary shares (ações ordinárias), preferred shares (ações preferenciais), units (each of them in turn made up of one ordinary share and one preferred share) and ADSs (American Depositary Shares, each representing one unit) (collectively, the “Santander Brasil Shares”).

Banco Santander must receive one unit or ADS of Santander Brasil in exchange for the number of newly-issued shares of the Bank resulting from the Exchange Ratio calculated in accordance with the formula set forth in section 1.1 above.  Given that each unit is made up of one ordinary share and one preferred share, Banco Santander will receive one ordinary share and one preferred share in exchange for the number of newly-issued shares of the Bank that results from dividing the result of the Exchange Ratio by two.  It is noted that if there is no Banco Santander Remuneration or Santander Brasil Remuneration or, if any, it is decided to pay the Remuneration Adjustment by means of treasury shares of the Bank, the number of newly-issued shares of Banco Santander would be 0.70 per each unit or ADS of Santander Brasil contributed and 0.35 for each ordinary share or preferred share contributed.

1.3.	Treatment of fractions of shares

Those holders of Santander Brasil Shares that have a number of ordinary shares, preferred shares, units and/or ADSs that, by application of the Exchange Ratio, gives rise to a non-whole number of Banco Santander shares and that would therefore have the right to a fraction of a Banco Santander share, shall not receive those fractions.  The fractions of such shares shall be aggregated and sold on the market after the date on which this capital increase is implemented, and the net funds obtained in this sale shall be distributed pro rata among the corresponding holders of Santander Brasil Shares according to their respective fractions.

The total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the United States may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one Banco Santander treasury share.  Likewise, the total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the Brazil may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one treasury share of the Bank.

In addition, the total number of Banco Santander shares to be issued in accordance with this increase shall be rounded downward to the whole number closest to the product of the total number of Santander Brasil Shares (considered for these purposes as the quotient of dividing by two the sum of all ordinary shares –including those underlying the units, and therefore the Santander Brasil ADSs– and all of the preferred shares –including those underlying the units, and therefore the Santander Brasil ADSs– that can accept the Offering) contributed to Banco Santander in this increase multiplied by the Exchange Ratio, and the exchange corresponding to the decimals so rounded may be covered by using one, or two if necessary in accordance with the preceding paragraph, Banco Santander treasury shares.

2.	Incomplete subscription

In the event that, due to the number of Santander Brasil Shares actually contributed being lower than the Maximum Number of Securities to Contribute, the New Shares to be Issued are not subscribed and paid up in full, the capital will be increased only to such extent as is appropriate.

For this reason, pursuant to the provisions of section 311.1 of the Spanish Capital Corporations Law, there is an express provision for the possibility of an incomplete subscription of the increase.

3.	Determination of the issue price and share premium

Under the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, the amount of the share premium for the new shares shall be established by the board of directors, or the executive committee by delegation therefrom, no later than the date of implementation of the capital increase resolution in accordance with the procedure described below.

The issue price (nominal plus share premium) of each new share of Banco Santander shall be equal to the closing price of the shares of Banco Santander on the Automated Quotation System Spanish (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the trading day immediately preceding the date of approval of this increase by the shareholders at the extraordinary general shareholders’ meeting (the “Closing Price”).  In any event, the issue price thus determined:

(i)	shall not be less than 0.5 euros (nominal value of the shares of Banco Santander). If less, the issue price per share shall be set at 0.5 euros; and

(ii)
shall not be greater than 7.046 euros (which value corresponds to the closing price of the shares of Banco Santander on the Automated Quotation System (SIBE) of the Spanish stock exchanges on 28 April 2014) (the “Maximum Issue Price”) or, if applicable, the amount resulting from subtracting from 7.046 euros the value of the Bank Remuneration (the “Maximum Adjusted Issue Price”). If the Closing Price is greater than the Maximum Issue Price or, if applicable, the Maximum Adjusted Issue Price, the issue price per share will be set at the Maximum Issue Price or the Maximum Adjusted Issue Price, respectively.

It is noted that there will be no adjustment to the issue price of the increase covered by this resolution if there is no Banco Santander Remuneration.  In this case, the issue price will be the Closing Price or, if applicable, the Maximum Issue Price.

The issue price (and therefore, the share premium) of each new share will be determined by the board of directors, which, in turn, may delegate this authority to the executive committee, in accordance with the preceding guidelines, under the terms of Section 297.1a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution providing for the capital increase.

The share premium for each new share shall be the result of subtracting the nominal value of each new share (0.50 euro) from the issue price so fixed. Therefore, the share premium for each new share shall be a maximum of 6.546 euros per share.

4.	No pre-emptive rights

Pursuant to the provisions of Section 304 of the Spanish Capital Corporations Law, and given that the consideration for the increase consists of in-kind contributions, the shareholders of Banco Santander shall not have pre-emptive rights to the shares to be issued on occasion of the capital increase covered by this resolution.

5.	Representation of the new shares

The shares to be issued shall be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

6.	Rights of the new shares

From the time the increase is declared to be subscribed and paid up by the board of directors, or the executive committee by delegation therefrom, the new shares shall give their holders the same rights as the Banco Santander shares outstanding at that time.  In particular, those acquiring the new shares shall have the right to participate in the Santander Scrip Dividend (Santander Dividendo Elección) programmes with a record date subsequent to the implementation of this share capital increase as well as to receive the amounts of interim dividends and supplemental dividends that are paid as from that time.

7.	Information made available to the shareholders

This resolution has been adopted after making available to the shareholders the proposal and report of the board of directors, in compliance with the provisions of the Spanish Capital Corporations Law.

8.	Admission to listing of the new shares

In addition, it is resolved to apply for the listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through Spain’s Automated Quotation System (Continuous Market), as well as to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, the New York Stock Exchange; although it is expected that as of the date on which this resolution is submitted to the shareholders, the Banco Santander shares will have been accepted for trading on the Sao Paulo stock exchange through Brazilian Depositary Receipts (BDRs)) in order for the newly-issued shares under this capital increase to be admitted to trading, expressly stating the submission of Banco Santander to such rules as may now be in force or hereafter be issued on stock exchange matters, and especially on trading, continued listing and delisting.

Likewise, it is resolved to request the inclusion of the new shares in the book-entry registry of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

It is expressly noted that, if the delisting of the Banco Santander shares is hereafter requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Law 24/1988, of 28 July, on the Securities Market and its implementing provisions in force at any time.

9	Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority to in turn delegate to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to in turn delegate them to the executive committee:

1.	To set the date on which the resolution thus adopted to increase the share capital should be carried out, within a period of one year from approval hereof.

2.
To set, if applicable and pursuant to the formulas described in section 1.1 above (or the equivalent thereof regarding ordinary shares or preferred shares not grouped into units of Santander Brasil), the number of newly-issued shares of Banco Santander to be delivered for each Santander Brasil Share contributed to the Bank within the context of the Offering, as well as to decide that the Remuneration Adjustment may be carried out through shares of Banco Santander that the Company holds in treasury.

3.
To establish the conditions of the capital increase covered by this resolution as to all matters not provided for by the shareholders at this general meeting, including the determination of the share premium pursuant to the procedure established for such purpose under Section 297.1.a) of the Spanish Capital Corporations Law.

4.	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the new amount of share capital and number of resulting shares.

5.
To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, as well as, if necessary to comply with the requirements imposed by the regulatory authorities in the countries in which the Offering is made, in case the new shares issued in the increase cannot be delivered within the periods established in accordance with the terms thereof, to acquire by swap or purchase the Banco Santander shares issued pursuant to this capital increase, delivering in exchange the Santander Brasil Shares contributed to Banco Santander in such capital increase.

6.
To carry out all formalities that may be necessary for the shares issued on occasion of the capital increase to be registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed at any time, in accordance with the applicable procedures established at each of such Stock Exchanges.”

In consideration of the foregoing, the shareholders are asked to approve the proposal submitted by the board of directors.

The full text of the Complementary Increase proposal that is submitted to the shareholders at the extraordinary general shareholders’ meeting under item One B of the agenda is as follows:

“1.	Capital increase by means of in-kind contributions

1.1.	New shares to be issued

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander”, the “Bank” or the “Company”) by (b) the determinable number of new shares of Banco Santander resulting from the following formula:

New Shares to be Issued = Maximum Number of Securities to Contribute x Exchange Ratio

where,

“New Shares to be Issued” = Number of new shares of Banco Santander to issue in the capital increase;

“Maximum Number of Securities to Contribute” = Maximum number of units of Banco Santander (Brasil) S.A. (“Santander Brasil”), including those represented by American Depositary Shares (ADSs), to be contributed in consideration for the capital increase referred to in this resolution –considered for these purposes as the quotient of dividing by two the sum of all ordinary shares (including those underlying the units, and therefore the Santander Brasil ADSs) and all of the preferred shares (including those underlying the units, and therefore the Santander Brasil ADSs) that can accept the public offering for all of the securities representing the share capital of Santander Brasil (the “Offering”)– consisting of 962,229,386 units; and

“Exchange Ratio” = Number of newly-issued shares of Banco Santander that are to be delivered for each unit (in turn representing one ordinary share and one preferred share) or ADS (American Depositary Share representing one unit) of Santander Brasil that is contributed to the Bank within the context of the Offering and which shall be the result of applying the following formula:

Exchange Ratio = 0.70 + Remuneration Adjustment

where,

Remuneration Adjustment = Banco Santander Remuneration - Santander Brasil Remuneration

For the purposes hereof,

“Banco Santander Remuneration” is:

(i)
for all dividends paid by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the first of the capital increases through which this Offering is implemented and submitted for approval of the shareholders at the extraordinary general shareholders’ meeting under Item One A of the agenda (the “Primary Increase”) (exclusive), the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each 0.70 shares of Banco Santander on each of the dates of payment of such dividends at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend; and

(ii)
for all Santander Scrip Dividend programmes implemented by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive), the number of shares of Banco Santander (without rounding) that it would be received for 0.70 shares of the Bank in each of such programmes (this number in each Santander Scrip Dividend programme, the “SSD Shares”). The SSD Shares of each Santander Scrip Dividend programme will be calculated pursuant to the following formula:

SSD Shares = 0.70 x (1 / N)

where,

N is equal to the number of shares of Banco Santander needed to receive one newly-issued share of the Bank pursuant to the terms of the Santander Scrip Dividend programme in question.

“Santander Brasil Remuneration” is the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each unit by Santander Brasil on each of the dividends or “juros sobre capital próprio” (the instrument for shareholders’ compensation under the Brazilian corporate regime) with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend, taking into account the euro / real exchange rate published by the Central Bank of Brazil at such time.

It is noted that if the difference between the Banco Santander Remuneration and the Santander Brasil Remuneration is paid by those accepting the Offering by means of the Bank’s treasury shares, the Remuneration Adjustment will be equal to zero for purposes of determining the Exchange Ratio for this Increase, which will consequently be equal to 0.70.

The shares issued in implementation of this resolution shall be of the same class and series as those currently outstanding, which shall be represented by book entries and shall be issued for their nominal value of one-half (0.5) euro plus a share premium to be determined by the board of directors, or the executive committee by delegation therefrom, pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution, by means of the procedure described below.  According to the provisions of paragraph 3 below, the amount of the share premium may not be greater than 6.546 euros per share or, if applicable, the amount resulting from subtracting from 6.546 euros the value of the gross amount of all dividends per share paid by Banco Santander (or, if applicable, the gross price at which the Bank has acquired the free allotment rights corresponding to one share during each of the Santander Script Dividend programmes implemented between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) (hereinafter, the “Bank Remuneration”).  Thus, the issue price that is set may not be greater than 7.046 euros per share or, if applicable, the number resulting from subtracting the Bank Remuneration from such amount.

1.2.	Contributions that will serve as consideration for the capital increase

The shares issued in implementation of this resolution shall be fully paid-up by means of in-kind contributions consisting of securities representing the share capital of Banco Santander (Brasil) S.A. (hereinafter, “Santander Brasil”); i.e., ordinary shares (ações ordinárias), preferred shares (ações preferenciais), units (each of them in turn made up of one ordinary share and one preferred share) and ADSs (American Depositary Shares, each representing one unit) (collectively, the “Santander Brasil Shares”).

Banco Santander must receive one unit or ADS of Santander Brasil in exchange for the number of newly-issued shares of the Bank resulting from the Exchange Ratio calculated in accordance with the formula set forth in section 1.1 above.  Given that each unit is made up of one ordinary share and one preferred share, Banco Santander will receive one ordinary share and one preferred share in exchange for the number of newly-issued shares of the Bank that results from dividing the result of the Exchange Ratio by two.  It is noted that if there is no Banco Santander Remuneration or Santander Brasil Remuneration or, if any, it is decided to pay the Remuneration Adjustment by means of treasury shares of the Bank, the number of newly-issued shares of Banco Santander would be 0.70 per each unit or ADS of Santander Brasil contributed and 0.35 for each ordinary share or preferred share contributed.

1.3.	Treatment of fractions of shares

Those holders of Santander Brasil Shares that have a number of ordinary shares, preferred shares, units and/or ADSs that, by application of the Exchange Ratio, gives rise to a non-whole number of Banco Santander shares and that would therefore have the right to a fraction of a Banco Santander share, shall not receive those fractions.  The fractions of such shares shall be aggregated and sold on the market after the date on which this capital increase is implemented, and the net funds obtained in this sale shall be distributed pro rata among the corresponding holders of Santander Brasil Shares according to their respective fractions.

The total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the United States may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one Banco Santander treasury share.  Likewise, the total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the Brazil may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one treasury share of the Bank.

In addition, the total number of Banco Santander shares to be issued in accordance with this increase shall be rounded downward to the whole number closest to the product of the total number of Santander Brasil Shares (considered for these purposes as the quotient of dividing by two the sum of all ordinary shares –including those underlying the units, and therefore the Santander Brasil ADSs– and all of the preferred shares –including those underlying the units, and therefore the Santander Brasil ADSs– that can accept the Offering) contributed to Banco Santander in this increase multiplied by the Exchange Ratio, and the exchange corresponding to the decimals so rounded may be covered by using one, or two if necessary in accordance with the preceding paragraph, Banco Santander treasury shares.

2.	Incomplete subscription

In the event that, due to the number of Santander Brasil Shares actually contributed being lower than the Maximum Number of Securities to Contribute, the New Shares to be Issued are not subscribed and paid up in full, the capital will be increased only to such extent as is appropriate.

For this reason, pursuant to the provisions of section 311.1 of the Spanish Capital Corporations Law, there is an express provision for the possibility of an incomplete subscription of the increase.

3.	Implementation of the increase

Within a period of one year of the date of this resolution, the board of directors, or the executive committee by delegation therefrom, may resolve to implement the increase and to set the terms thereof to the extent not provided for in this resolution. Notwithstanding the foregoing, as described in the directors’ report relating to this resolution, if said capital increase does not proceed due to a failure to produce a sufficient level of acceptances of the Offering for the acceptance period thereof to be extended for an additional period of 3 months, this resolution shall be deprived of any effect. In addition, the board of directors, or the executive committee by delegation therefrom, may decide not to implement this capital increase due to, among other things, the number of Santander Brasil Shares to contribute as consideration for this increase as well as the cost in time and resources of that the issue of new shares may entail as opposed to the delivery of existing shares.

4.	Determination of the issue price and share premium

Under the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, the amount of the share premium for the new shares shall be established by the board of directors, or the executive committee by delegation therefrom, no later than the date of implementation of the capital increase resolution in accordance with the procedure described below.

The issue price (nominal plus share premium) of each new share of Banco Santander shall be equal to the closing price of the shares of Banco Santander on the Automated Quotation System Spanish (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the trading day immediately preceding the date of approval of this increase by the shareholders at the extraordinary general shareholders’ meeting (the “Closing Price”).  In any event, the issue price thus determined:

(i)	shall not be less than 0.5 euros (nominal value of the shares of Banco Santander). If less, the issue price per share shall be set at 0.5 euros; and

(ii)
shall not be greater than 7.046 euros (which value corresponds to the closing price of the shares of Banco Santander on the Automated Quotation System (SIBE) of the Spanish stock exchanges on 28 April 2014) (the “Maximum Issue Price”) or, if applicable, the amount resulting from subtracting from 7.046 euros the value of the Bank Remuneration (the “Maximum Adjusted Issue Price”). If the Closing Price is greater than the Maximum Issue Price or, if applicable, the Maximum Adjusted Issue Price, the issue price per share will be set at the Maximum Issue Price or the Maximum Adjusted Issue Price, respectively.

It is noted that there will be no adjustment to the issue price of the increase covered by this resolution if there is no Banco Santander Remuneration.  In this case, the issue price will be the Closing Price or, if applicable, the Maximum Issue Price.

The issue price (and therefore, the share premium) of each new share will be determined by the board of directors, which, in turn, may delegate this authority to the executive committee, in accordance with the preceding guidelines, under the terms of Section 297.1a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution providing for the capital increase.

The share premium for each new share shall be the result of subtracting the nominal value of each new share (0.50 euro) from the issue price so fixed. Therefore, the share premium for each new share shall be a maximum of 6.546 euros per share.

5.	No pre-emptive rights

Pursuant to the provisions of Section 304 of the Spanish Capital Corporations Law, and given that the consideration for the increase consists of in-kind contributions, the shareholders of Banco Santander shall not have pre-emptive rights to the shares to be issued on occasion of the capital increase covered by this resolution.

6.	Representation of the new shares

The shares to be issued shall be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.	Rights of the new shares

From the time the increase is declared to be subscribed and paid up by the board of directors, or the executive committee by delegation therefrom, the new shares shall give their holders the same rights as the Banco Santander shares outstanding at that time. In particular, those acquiring the new shares shall have the right to participate in the Santander Scrip Dividend (Santander Dividendo Elección) programmes with a record date subsequent to the implementation of this share capital increase as well as to receive the amounts of interim dividends and supplemental dividends that are paid as from that time.

8.	Information made available to the shareholders

This resolution has been adopted after making available to the shareholders the proposal and report of the board of directors, in compliance with the provisions of the Spanish Capital Corporations Law.

9.	Admission to listing of the new shares

In addition, it is resolved to apply for the listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through Spain’s Automated Quotation System (Continuous Market), as well as to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, the New York Stock Exchange; although it is expected that as of the date on which this resolution is submitted to the shareholders, the Banco Santander shares will have been accepted for trading on the Sao Paulo stock exchange through Brazilian Depositary Receipts (BDRs)) in order for the newly-issued shares under this capital increase to be admitted to trading, expressly stating the submission of Banco Santander to such rules as may now be in force or hereafter be issued on stock exchange matters, and especially on trading, continued listing and delisting.

Likewise, it is resolved to request the inclusion of the new shares in the book-entry registry of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

It is expressly noted that, if the delisting of the Banco Santander shares is hereafter requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Law 24/1988, of 28 July, on the Securities Market and its implementing provisions in force at any time.

10.	Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority to in turn delegate to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to in turn delegate them to the executive committee:

1.	To set the date on which the resolution thus adopted to increase the share capital should be carried out, if applicable, within a period of one year from approval hereof.

2.
To set, if applicable and pursuant to the formulas described in section 1.1 above (or the equivalent thereof regarding ordinary shares or preferred shares not grouped into units of Santander Brasil), the number of newly-issued shares of Banco Santander to be delivered for each Santander Brasil Share contributed to the Bank within the context of the Offering, as well as to decide that the Remuneration Adjustment may be carried out through shares of Banco Santander that the Company holds in treasury.

3.
To establish the conditions of the capital increase covered by this resolution as to all matters not provided for by the shareholders at this general meeting, including the determination of the share premium pursuant to the procedure established for such purpose under Section 297.1.a) of the Spanish Capital Corporations Law.

4.	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the new amount of share capital and number of resulting shares.

5.
To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, as well as, if necessary to comply with the requirements imposed by the regulatory authorities in the countries in which the Offering is made, in case the new shares issued in the increase cannot be delivered within the periods established in accordance with the terms thereof, to acquire by swap or purchase the Banco Santander shares issued pursuant to this capital increase, delivering in exchange the Santander Brasil Shares contributed to Banco Santander in such capital increase.

6.
To carry out all formalities that may be necessary for the shares issued on occasion of the capital increase to be registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed at any time, in accordance with the applicable procedures established at each of such Stock Exchanges.”

In consideration of the foregoing, the shareholders are asked to approve the proposal submitted by the board of directors.

The full text of the proposed Complementary Increase that is submitted to the shareholders at the extraordinary general shareholders’ meeting under item One C of the agenda is as follows:

“1.	Capital increase by means of in-kind contributions

1.1.	New shares to be issued

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander”, the “Bank” or the “Company”) by (b) the determinable number of new shares of Banco Santander resulting from the following formula:

New Shares to be Issued = Maximum Number of Securities to Contribute x Exchange Ratio

where,

“New Shares to be Issued” = Number of new shares of Banco Santander to issue in the capital increase;

“Maximum Number of Securities to Contribute” = Maximum number of units of Banco Santander (Brasil) S.A. (“Santander Brasil”), including those represented by American Depositary Shares (ADSs), to be contributed in consideration for the capital increase referred to in this resolution –considered for these purposes as the quotient of dividing by two the sum of all ordinary shares (including those underlying the units, and therefore the Santander Brasil ADSs) and all of the preferred shares (including those underlying the units, and therefore the Santander Brasil ADSs) that can accept the public offering for all of the securities representing the share capital of Santander Brasil (the “Offering”)– consisting of 962,229,386 units; and

“Exchange Ratio” = Number of newly-issued shares of Banco Santander that are to be delivered for each unit (in turn representing one ordinary share and one preferred share) or ADS (American Depositary Share representing one unit) of Santander Brasil that is contributed to the Bank within the context of the Offering and which shall be the result of applying the following formula:

Exchange Ratio = 0.70 + Remuneration Adjustment

where,

Remuneration Adjustment = Banco Santander Remuneration - Santander Brasil Remuneration

For the purposes hereof,

“Banco Santander Remuneration” is:

(i)
for all dividends paid by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the first of the capital increases through which this Offering is implemented and submitted for approval of the shareholders at the extraordinary general shareholders’ meeting under Item One A of the agenda (the “Primary Increase”) (exclusive), the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each 0.70 shares of Banco Santander on each of the dates of payment of such dividends at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend; and

(ii)
for all Santander Scrip Dividend programmes implemented by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive), the number of shares of Banco Santander (without rounding) that it would be received for 0.70 shares of the Bank in each of such programmes (this number in each Santander Scrip Dividend programme, the “SSD Shares”). The SSD Shares of each Santander Scrip Dividend programme will be calculated pursuant to the following formula:

SSD Shares = 0.70 x (1 / N)

where,

N is equal to the number of shares of Banco Santander needed to receive one newly-issued share of the Bank pursuant to the terms of the Santander Scrip Dividend programme in question.

“Santander Brasil Remuneration” is the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each unit by Santander Brasil on each of the dividends or “juros sobre capital próprio” (the instrument for shareholders’ compensation under the Brazilian corporate regime) with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend, taking into account the euro / real exchange rate published by the Central Bank of Brazil at such time.

It is noted that if the difference between the Banco Santander Remuneration and the Santander Brasil Remuneration is paid by those accepting the Offering by means of the Bank’s treasury shares, the Remuneration Adjustment will be equal to zero for purposes of determining the Exchange Ratio for this Increase, which will consequently be equal to 0.70.

The shares issued in implementation of this resolution shall be of the same class and series as those currently outstanding, which shall be represented by book entries and shall be issued for their nominal value of one-half (0.5) euro plus a share premium to be determined by the board of directors, or the executive committee by delegation therefrom, pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution, by means of the procedure described below.  According to the provisions of paragraph 3 below, the amount of the share premium may not be greater than 6.546 euros per share or, if applicable, the amount resulting from subtracting from 6.546 euros the value of the gross amount of all dividends per share paid by Banco Santander (or, if applicable, the gross price at which the Bank has acquired the free allotment rights corresponding to one share during each of the Santander Script Dividend programmes implemented between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) (hereinafter, the “Bank Remuneration”).  Thus, the issue price that is set may not be greater than 7.046 euros per share or, if applicable, the number resulting from subtracting the Bank Remuneration from such amount.

1.2.	Contributions that will serve as consideration for the capital increase

The shares issued in implementation of this resolution shall be fully paid-up by means of in-kind contributions consisting of securities representing the share capital of Banco Santander (Brasil) S.A. (hereinafter, “Santander Brasil”); i.e., ordinary shares (ações ordinárias), preferred shares (ações preferenciais), units (each of them in turn made up of one ordinary share and one preferred share) and ADSs (American Depositary Shares, each representing one unit) (collectively, the “Santander Brasil Shares”).

Banco Santander must receive one unit or ADS of Santander Brasil in exchange for the number of newly-issued shares of the Bank resulting from the Exchange Ratio calculated in accordance with the formula set forth in section 1.1 above.  Given that each unit is made up of one ordinary share and one preferred share, Banco Santander will receive one ordinary share and one preferred share in exchange for the number of newly-issued shares of the Bank that results from dividing the result of the Exchange Ratio by two.  It is noted that if there is no Banco Santander Remuneration or Santander Brasil Remuneration or, if any, it is decided to pay the Remuneration Adjustment by means of treasury shares of the Bank, the number of newly-issued shares of Banco Santander would be 0.70 per each unit or ADS of Santander Brasil contributed and 0.35 for each ordinary share or preferred share contributed.

1.3.	Treatment of fractions of shares

Those holders of Santander Brasil Shares that have a number of ordinary shares, preferred shares, units and/or ADSs that, by application of the Exchange Ratio, gives rise to a non-whole number of Banco Santander shares and that would therefore have the right to a fraction of a Banco Santander share, shall not receive those fractions.  The fractions of such shares shall be aggregated and sold on the market after the date on which this capital increase is implemented, and the net funds obtained in this sale shall be distributed pro rata among the corresponding holders of Santander Brasil Shares according to their respective fractions.

The total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the United States may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one Banco Santander treasury share.  Likewise, the total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the Brazil may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one treasury share of the Bank.

In addition, the total number of Banco Santander shares to be issued in accordance with this increase shall be rounded downward to the whole number closest to the product of the total number of Santander Brasil Shares (considered for these purposes as the quotient of dividing by two the sum of all ordinary shares –including those underlying the units, and therefore the Santander Brasil ADSs– and all of the preferred shares –including those underlying the units, and therefore the Santander Brasil ADSs– that can accept the Offering) contributed to Banco Santander in this increase multiplied by the Exchange Ratio, and the exchange corresponding to the decimals so rounded may be covered by using one, or two if necessary in accordance with the preceding paragraph, Banco Santander treasury shares.

2.	Incomplete subscription

In the event that, due to the number of Santander Brasil Shares actually contributed being lower than the Maximum Number of Securities to Contribute, the New Shares to be Issued are not subscribed and paid up in full, the capital will be increased only to such extent as is appropriate.

For this reason, pursuant to the provisions of section 311.1 of the Spanish Capital Corporations Law, there is an express provision for the possibility of an incomplete subscription of the increase.

3.	Implementation of the increase

Within a period of one year of the date of this resolution, the board of directors, or the executive committee by delegation therefrom, may resolve to implement the increase and to set the terms thereof to the extent not provided for in this resolution. Notwithstanding the foregoing, as described in the directors’ report relating to this resolution, if said capital increase does not proceed due to a failure to produce a sufficient level of acceptances of the Offering for the acceptance period thereof to be extended for an additional period of 3 months, this resolution shall be deprived of any effect. In addition, the board of directors, or the executive committee by delegation therefrom, may decide not to implement this capital increase due to, among other things, the number of Santander Brasil Shares to contribute as consideration for this increase as well as the cost in time and resources of that the issue of new shares may entail as opposed to the delivery of existing shares.

4.	Determination of the issue price and share premium

Under the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, the amount of the share premium for the new shares shall be established by the board of directors, or the executive committee by delegation therefrom, no later than the date of implementation of the capital increase resolution in accordance with the procedure described below.

The issue price (nominal plus share premium) of each new share of Banco Santander shall be equal to the closing price of the shares of Banco Santander on the Automated Quotation System Spanish (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the trading day immediately preceding the date of approval of this increase by the shareholders at the extraordinary general shareholders’ meeting (the “Closing Price”).  In any event, the issue price thus determined:

(i)	shall not be less than 0.5 euros (nominal value of the shares of Banco Santander). If less, the issue price per share shall be set at 0.5 euros; and

(ii)
shall not be greater than 7.046 euros (which value corresponds to the closing price of the shares of Banco Santander on the Automated Quotation System (SIBE) of the Spanish stock exchanges on 28 April 2014) (the “Maximum Issue Price”) or, if applicable, the amount resulting from subtracting from 7.046 euros the value of the Bank Remuneration (the “Maximum Adjusted Issue Price”). If the Closing Price is greater than the Maximum Issue Price or, if applicable, the Maximum Adjusted Issue Price, the issue price per share will be set at the Maximum Issue Price or the Maximum Adjusted Issue Price, respectively.

It is noted that there will be no adjustment to the issue price of the increase covered by this resolution if there is no Banco Santander Remuneration.  In this case, the issue price will be the Closing Price or, if applicable, the Maximum Issue Price.

The issue price (and therefore, the share premium) of each new share will be determined by the board of directors, which, in turn, may delegate this authority to the executive committee, in accordance with the preceding guidelines, under the terms of Section 297.1a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution providing for the capital increase.

The share premium for each new share shall be the result of subtracting the nominal value of each new share (0.50 euro) from the issue price so fixed. Therefore, the share premium for each new share shall be a maximum of 6.546 euros per share.

5.	No pre-emptive rights

Pursuant to the provisions of Section 304 of the Spanish Capital Corporations Law, and given that the consideration for the increase consists of in-kind contributions, the shareholders of Banco Santander shall not have pre-emptive rights to the shares to be issued on occasion of the capital increase covered by this resolution.

6.	Representation of the new shares

The shares to be issued shall be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.	Rights of the new shares

From the time the increase is declared to be subscribed and paid up by the board of directors, or the executive committee by delegation therefrom, the new shares shall give their holders the same rights as the Banco Santander shares outstanding at that time. In particular, those acquiring the new shares shall have the right to participate in the Santander Scrip Dividend (Santander Dividendo Elección) programmes with a record date subsequent to the implementation of this share capital increase as well as to receive the amounts of interim dividends and supplemental dividends that are paid as from that time.

8.	Information made available to the shareholders

This resolution has been adopted after making available to the shareholders the proposal and report of the board of directors, in compliance with the provisions of the Spanish Capital Corporations Law.

9.	Admission to listing of the new shares

In addition, it is resolved to apply for the listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through Spain’s Automated Quotation System (Continuous Market), as well as to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, the New York Stock Exchange; although it is expected that as of the date on which this resolution is submitted to the shareholders, the Banco Santander shares will have been accepted for trading on the Sao Paulo stock exchange through Brazilian Depositary Receipts

(BDRs)) in order for the newly-issued shares under this capital increase to be admitted to trading, expressly stating the submission of Banco Santander to such rules as may now be in force or hereafter be issued on stock exchange matters, and especially on trading, continued listing and delisting.

Likewise, it is resolved to request the inclusion of the new shares in the book-entry registry of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

It is expressly noted that, if the delisting of the Banco Santander shares is hereafter requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Law 24/1988, of 28 July, on the Securities Market and its implementing provisions in force at any time.

10.	Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority to in turn delegate to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to in turn delegate them to the executive committee:

1.	To set the date on which the resolution thus adopted to increase the share capital should be carried out, if applicable, within a period of one year from approval hereof.

2.
To set, if applicable and pursuant to the formulas described in section 1.1 above (or the equivalent thereof regarding ordinary shares or preferred shares not grouped into units of Santander Brasil), the number of newly-issued shares of Banco Santander to be delivered for each Santander Brasil Share contributed to the Bank within the context of the Offering, as well as to decide that the Remuneration Adjustment may be carried out through shares of Banco Santander that the Company holds in treasury.

3.
To establish the conditions of the capital increase covered by this resolution as to all matters not provided for by the shareholders at this general meeting, including the determination of the share premium pursuant to the procedure established for such purpose under Section 297.1.a) of the Spanish Capital Corporations Law.

4.	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the new amount of share capital and number of resulting shares.

5.
To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, as well as, if necessary to comply with the requirements imposed by the regulatory authorities in the countries in which the Offering is made, in case the new shares issued in the increase cannot be delivered within the periods established in accordance with the terms thereof, to acquire by swap or purchase the Banco Santander shares issued pursuant to this capital increase, delivering in exchange the Santander Brasil Shares contributed to Banco Santander in such capital increase.

6.
To carry out all formalities that may be necessary for the shares issued on occasion of the capital increase to be registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed at any time, in accordance with the applicable procedures established at each of such Stock Exchanges.”

In consideration of the foregoing, the shareholders are asked to approve the proposal submitted by the board of directors.

The full text of the proposed Complementary Increase that is submitted to the shareholders at the extraordinary general shareholders’ meeting under item One D of the agenda is as follows:

“1.	Capital increase by means of in-kind contributions

1.1.	New shares to be issued

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander”, the “Bank” or the “Company”) by (b) the determinable number of new shares of Banco Santander resulting from the following formula:

New Shares to be Issued = Maximum Number of Securities to Contribute x Exchange Ratio

where,

“New Shares to be Issued” = Number of new shares of Banco Santander to issue in the capital increase;

“Maximum Number of Securities to Contribute” = Maximum number of units of Banco Santander (Brasil) S.A. (“Santander Brasil”), including those represented by American Depositary Shares (ADSs), to be contributed in consideration for the capital increase referred to in this resolution –considered for these purposes as the quotient of dividing by two the sum of all ordinary shares (including those underlying the units, and therefore the Santander Brasil ADSs) and all of the preferred shares (including those underlying the units, and therefore the Santander Brasil ADSs) that can accept the public offering for all of the securities representing the share capital of Santander Brasil (the “Offering”)– consisting of 962,229,386 units; and

“Exchange Ratio” = Number of newly-issued shares of Banco Santander that are to be delivered for each unit (in turn representing one ordinary share and one preferred share) or ADS (American Depositary Share representing one unit) of Santander Brasil that is contributed to the Bank within the context of the Offering and which shall be the result of applying the following formula:

Exchange Ratio = 0.70 + Remuneration Adjustment

where,

Remuneration Adjustment = Banco Santander Remuneration - Santander Brasil Remuneration

For the purposes hereof,

“Banco Santander Remuneration” is:

(i)
for all dividends paid by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the first of the capital increases through which this Offering is implemented and submitted for approval of the shareholders at the extraordinary general shareholders’ meeting under Item One A of the agenda (the “Primary Increase”) (exclusive), the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each 0.70 shares of Banco Santander on each of the dates of payment of such dividends at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend; and

(ii)
for all Santander Scrip Dividend programmes implemented by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive), the number of shares of Banco Santander (without rounding) that it would be received for 0.70 shares of the Bank in each of such programmes (this number in each Santander Scrip Dividend programme, the “SSD Shares”). The SSD Shares of each Santander Scrip Dividend programme will be calculated pursuant to the following formula:

SSD Shares = 0.70 x (1 / N)

where,

N is equal to the number of shares of Banco Santander needed to receive one newly-issued share of the Bank pursuant to the terms of the Santander Scrip Dividend programme in question.

“Santander Brasil Remuneration” is the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each unit by Santander Brasil on each of the dividends or “juros sobre capital próprio” (the instrument for shareholders’ compensation under the Brazilian corporate regime) with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend, taking into account the euro / real exchange rate published by the Central Bank of Brazil at such time.

It is noted that if the difference between the Banco Santander Remuneration and the Santander Brasil Remuneration is paid by those accepting the Offering by means of the Bank’s treasury shares, the Remuneration Adjustment will be equal to zero for purposes of determining the Exchange Ratio for this Increase, which will consequently be equal to 0.70.

The shares issued in implementation of this resolution shall be of the same class and series as those currently outstanding, which shall be represented by book entries and shall be issued for their nominal value of one-half (0.5) euro plus a share premium to be determined by the board of directors, or the executive committee by delegation therefrom, pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution, by means of the procedure described below.  According to the provisions of paragraph 3 below, the amount of the share premium may not be greater than 6.546 euros per share or, if applicable, the amount resulting from subtracting from 6.546 euros the value of the gross amount of all dividends per share paid by Banco Santander (or, if applicable, the gross price at which the Bank has acquired the free allotment rights corresponding to one share during each of the Santander Script Dividend programmes implemented between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) (hereinafter, the “Bank Remuneration”).  Thus, the issue price that is set may not be greater than 7.046 euros per share or, if applicable, the number resulting from subtracting the Bank Remuneration from such amount.

1.2.	Contributions that will serve as consideration for the capital increase

The shares issued in implementation of this resolution shall be fully paid-up by means of in-kind contributions consisting of securities representing the share capital of Banco Santander (Brasil) S.A. (hereinafter, “Santander Brasil”); i.e., ordinary shares (ações ordinárias), preferred shares (ações preferenciais), units (each of them in turn made up of one ordinary share and one preferred share) and ADSs (American Depositary Shares, each representing one unit) (collectively, the “Santander Brasil Shares”).

Banco Santander must receive one unit or ADS of Santander Brasil in exchange for the number of newly-issued shares of the Bank resulting from the Exchange Ratio calculated in accordance with the formula set forth in section 1.1 above.  Given that each unit is made up of one ordinary share and one preferred share, Banco Santander will receive one ordinary share and one preferred share in exchange for the number of newly-issued shares of the Bank that results from dividing the result of the Exchange Ratio by two.  It is noted that if there is no Banco Santander Remuneration or Santander Brasil Remuneration or, if any, it is decided to pay the Remuneration Adjustment by means of treasury shares of the Bank, the number of newly-issued shares of Banco Santander would be 0.70 per each unit or ADS of Santander Brasil contributed and 0.35 for each ordinary share or preferred share contributed.

1.3.	Treatment of fractions of shares

Those holders of Santander Brasil Shares that have a number of ordinary shares, preferred shares, units and/or ADSs that, by application of the Exchange Ratio, gives rise to a non-whole number of Banco Santander shares and that would therefore have the right to a fraction of a Banco Santander share, shall not receive those fractions.  The fractions of such shares shall be aggregated and sold on the market after the date on which this capital increase is implemented, and the net funds obtained in this sale shall be distributed pro rata among the corresponding holders of Santander Brasil Shares according to their respective fractions.

The total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the United States may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one Banco Santander treasury share.  Likewise, the total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the Brazil may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one treasury share of the Bank.

In addition, the total number of Banco Santander shares to be issued in accordance with this increase shall be rounded downward to the whole number closest to the product of the total number of Santander Brasil Shares (considered for these purposes as the quotient of dividing by two the sum of all ordinary shares –including those underlying the units, and therefore the Santander Brasil ADSs– and all of the preferred shares –including those underlying the units, and therefore the Santander Brasil ADSs– that can accept the Offering) contributed to Banco Santander in this increase multiplied by the Exchange Ratio, and the exchange corresponding to the decimals so rounded may be covered by using one, or two if necessary in accordance with the preceding paragraph, Banco Santander treasury shares.

2.	Incomplete subscription

In the event that, due to the number of Santander Brasil Shares actually contributed being lower than the Maximum Number of Securities to Contribute, the New Shares to be Issued are not subscribed and paid up in full, the capital will be increased only to such extent as is appropriate.

For this reason, pursuant to the provisions of section 311.1 of the Spanish Capital Corporations Law, there is an express provision for the possibility of an incomplete subscription of the increase.

3.	Implementation of the increase

Within a period of one year of the date of this resolution, the board of directors, or the executive committee by delegation therefrom, may resolve to implement the increase and to set the terms thereof to the extent not provided for in this resolution. Notwithstanding the foregoing, as described in the directors’ report relating to this resolution, if said capital increase does not proceed due to a failure to produce a sufficient level of acceptances of the Offering for the acceptance period thereof to be extended for an additional period of 3 months, this resolution shall be deprived of any effect. In addition, the board of directors, or the executive committee by delegation therefrom, may decide not to implement this capital increase due to, among other things, the number of Santander Brasil Shares to contribute as consideration for this increase as well as the cost in time and resources of that the issue of new shares may entail as opposed to the delivery of existing shares.

4.	Determination of the issue price and share premium

Under the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, the amount of the share premium for the new shares shall be established by the board of directors, or the executive committee by delegation therefrom, no later than the date of implementation of the capital increase resolution in accordance with the procedure described below.

The issue price (nominal plus share premium) of each new share of Banco Santander shall be equal to the closing price of the shares of Banco Santander on the Automated Quotation System Spanish (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the trading day immediately preceding the date of approval of this increase by the shareholders at the extraordinary general shareholders’ meeting (the “Closing Price”).  In any event, the issue price thus determined:

(i)	shall not be less than 0.5 euros (nominal value of the shares of Banco Santander). If less, the issue price per share shall be set at 0.5 euros; and

(ii)
shall not be greater than 7.046 euros (which value corresponds to the closing price of the shares of Banco Santander on the Automated Quotation System (SIBE) of the Spanish stock exchanges on 28 April 2014) (the “Maximum Issue Price”) or, if applicable, the amount resulting from subtracting from 7.046 euros the value of the Bank Remuneration (the “Maximum Adjusted Issue Price”). If the Closing Price is greater than the Maximum Issue Price or, if applicable, the Maximum Adjusted Issue Price, the issue price per share will be set at the Maximum Issue Price or the Maximum Adjusted Issue Price, respectively.

It is noted that there will be no adjustment to the issue price of the increase covered by this resolution if there is no Banco Santander Remuneration.  In this case, the issue price will be the Closing Price or, if applicable, the Maximum Issue Price.

The issue price (and therefore, the share premium) of each new share will be determined by the board of directors, which, in turn, may delegate this authority to the executive committee, in accordance with the preceding guidelines, under the terms of Section 297.1a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution providing for the capital increase.

The share premium for each new share shall be the result of subtracting the nominal value of each new share (0.50 euro) from the issue price so fixed. Therefore, the share premium for each new share shall be a maximum of 6.546 euros per share.

5.	No pre-emptive rights

Pursuant to the provisions of Section 304 of the Spanish Capital Corporations Law, and given that the consideration for the increase consists of in-kind contributions, the shareholders of Banco Santander shall not have pre-emptive rights to the shares to be issued on occasion of the capital increase covered by this resolution.

6.	Representation of the new shares

The shares to be issued shall be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.	Rights of the new shares

From the time the increase is declared to be subscribed and paid up by the board of directors, or the executive committee by delegation therefrom, the new shares shall give their holders the same rights as the Banco Santander shares outstanding at that time. In particular, those acquiring the new shares shall have the right to participate in the Santander Scrip Dividend (Santander Dividendo Elección) programmes with a record date subsequent to the implementation of this share capital increase as well as to receive the amounts of interim dividends and supplemental dividends that are paid as from that time.

8.	Information made available to the shareholders

This resolution has been adopted after making available to the shareholders the proposal and report of the board of directors, in compliance with the provisions of the Spanish Capital Corporations Law.

9.	Admission to listing of the new shares

In addition, it is resolved to apply for the listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through Spain’s Automated Quotation System (Continuous Market), as well as to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, the New York Stock Exchange; although it is expected that as of the date on which this resolution is submitted to the shareholders, the Banco Santander shares will have been accepted for trading on the Sao Paulo stock exchange through Brazilian Depositary Receipts (BDRs)) in order for the newly-issued shares under this capital increase to be admitted to trading, expressly stating the submission of Banco Santander to such rules as may now be in force or hereafter be issued on stock exchange matters, and especially on trading, continued listing and delisting.

Likewise, it is resolved to request the inclusion of the new shares in the book-entry registry of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

It is expressly noted that, if the delisting of the Banco Santander shares is hereafter requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Law 24/1988, of 28 July, on the Securities Market and its implementing provisions in force at any time.

10.	Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority to in turn delegate to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to in turn delegate them to the executive committee:

1.	To set the date on which the resolution thus adopted to increase the share capital should be carried out, if applicable, within a period of one year from approval hereof.

2.
To set, if applicable and pursuant to the formulas described in section 1.1 above (or the equivalent thereof regarding ordinary shares or preferred shares not grouped into units of Santander Brasil), the number of newly-issued shares of Banco Santander to be delivered for each Santander Brasil Share contributed to the Bank within the context of the Offering, as well as to decide that the Remuneration Adjustment may be carried out through shares of Banco Santander that the Company holds in treasury.

3.
To establish the conditions of the capital increase covered by this resolution as to all matters not provided for by the shareholders at this general meeting, including the determination of the share premium pursuant to the procedure established for such purpose under Section 297.1.a) of the Spanish Capital Corporations Law.

4.	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the new amount of share capital and number of resulting shares.

5.
To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, as well as, if necessary to comply with the requirements imposed by the regulatory authorities in the countries in which the Offering is made, in case the new shares issued in the increase cannot be delivered within the periods established in accordance with the terms thereof, to acquire by swap or purchase the Banco Santander shares issued pursuant to this capital increase, delivering in exchange the Santander Brasil Shares contributed to Banco Santander in such capital increase.

6.
To carry out all formalities that may be necessary for the shares issued on occasion of the capital increase to be registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed at any time, in accordance with the applicable procedures established at each of such Stock Exchanges.”

In consideration of the foregoing, the shareholders are asked to approve the proposal submitted by the board of directors.

The full text of the proposed Complementary Increase that is submitted to the shareholders at the extraordinary general shareholders’ meeting under item One E of the agenda is as follows:

“1.	Capital increase by means of in-kind contributions

1.1.	New shares to be issued

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander”, the “Bank” or the “Company”) by (b) the determinable number of new shares of Banco Santander resulting from the following formula:

New Shares to be Issued = Maximum Number of Securities to Contribute x Exchange Ratio

where,

“New Shares to be Issued” = Number of new shares of Banco Santander to issue in the capital increase;

“Maximum Number of Securities to Contribute” = Maximum number of units of Banco Santander (Brasil) S.A. (“Santander Brasil”), including those represented by American Depositary Shares (ADSs), to be contributed in consideration for the capital increase referred to in this resolution –considered for these purposes as the quotient of dividing by two the sum of all ordinary shares (including those underlying the units, and therefore the Santander Brasil ADSs) and all of the preferred shares (including those underlying the units, and therefore the Santander Brasil ADSs) that can accept the public offering for all of the securities representing the share capital of Santander Brasil (the “Offering”)– consisting of 962,229,386 units; and

“Exchange Ratio” = Number of newly-issued shares of Banco Santander that are to be delivered for each unit (in turn representing one ordinary share and one preferred share) or ADS (American Depositary Share representing one unit) of Santander Brasil that is contributed to the Bank within the context of the Offering and which shall be the result of applying the following formula:

Exchange Ratio = 0.70 + Remuneration Adjustment

where,

Remuneration Adjustment = Banco Santander Remuneration - Santander Brasil Remuneration

For the purposes hereof,

“Banco Santander Remuneration” is:

(i)
for all dividends paid by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the first of the capital increases through which this Offering is implemented and submitted for approval of the shareholders at the extraordinary general shareholders’ meeting under Item One A of the agenda (the “Primary Increase”) (exclusive), the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each 0.70 shares of Banco Santander on each of the dates of payment of such dividends at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend; and

(ii)
for all Santander Scrip Dividend programmes implemented by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive), the number of shares of Banco Santander (without rounding) that it would be received for 0.70 shares of the Bank in each of such programmes (this number in each Santander Scrip Dividend programme, the “SSD Shares”). The SSD Shares of each Santander Scrip Dividend programme will be calculated pursuant to the following formula:

SSD Shares = 0.70 x (1 / N)

where,

N is equal to the number of shares of Banco Santander needed to receive one newly-issued share of the Bank pursuant to the terms of the Santander Scrip Dividend programme in question.

“Santander Brasil Remuneration” is the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each unit by Santander Brasil on each of the dividends or “juros sobre capital próprio” (the instrument for shareholders’ compensation under the Brazilian corporate regime) with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend, taking into account the euro / real exchange rate published by the Central Bank of Brazil at such time.

It is noted that if the difference between the Banco Santander Remuneration and the Santander Brasil Remuneration is paid by those accepting the Offering by means of the Bank’s treasury shares, the Remuneration Adjustment will be equal to zero for purposes of determining the Exchange Ratio for this Increase, which will consequently be equal to 0.70.

The shares issued in implementation of this resolution shall be of the same class and series as those currently outstanding, which shall be represented by book entries and shall be issued for their nominal value of one-half (0.5) euro plus a share premium to be determined by the board of directors, or the executive committee by delegation therefrom, pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution, by means of the procedure described below.  According to the provisions of paragraph 3 below, the amount of the share premium may not be greater than 6.546 euros per share or, if applicable, the amount resulting from subtracting from 6.546 euros the value of the gross amount of all dividends per share paid by Banco Santander (or, if applicable, the gross price at which the Bank has acquired the free allotment rights corresponding to one share during each of the Santander Script Dividend programmes implemented between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) (hereinafter, the “Bank Remuneration”).  Thus, the issue price that is set may not be greater than 7.046 euros per share or, if applicable, the number resulting from subtracting the Bank Remuneration from such amount.

1.2.	Contributions that will serve as consideration for the capital increase

The shares issued in implementation of this resolution shall be fully paid-up by means of in-kind contributions consisting of securities representing the share capital of Banco Santander (Brasil) S.A. (hereinafter, “Santander Brasil”); i.e., ordinary shares (ações ordinárias), preferred shares (ações preferenciais), units (each of them in turn made up of one ordinary share and one preferred share) and ADSs (American Depositary Shares, each representing one unit) (collectively, the “Santander Brasil Shares”).

Banco Santander must receive one unit or ADS of Santander Brasil in exchange for the number of newly-issued shares of the Bank resulting from the Exchange Ratio calculated in accordance with the formula set forth in section 1.1 above.  Given that each unit is made up of one ordinary share and one preferred share, Banco Santander will receive one ordinary share and one preferred share in exchange for the number of newly-issued shares of the Bank that results from dividing the result of the Exchange Ratio by two.  It is noted that if there is no Banco Santander Remuneration or Santander Brasil Remuneration or, if any, it is decided to pay the Remuneration Adjustment by means of treasury shares of the Bank, the number of newly-issued shares of Banco Santander would be 0.70 per each unit or ADS of Santander Brasil contributed and 0.35 for each ordinary share or preferred share contributed.

1.3.	Treatment of fractions of shares

Those holders of Santander Brasil Shares that have a number of ordinary shares, preferred shares, units and/or ADSs that, by application of the Exchange Ratio, gives rise to a non-whole number of Banco Santander shares and that would therefore have the right to a fraction of a Banco Santander share, shall not receive those fractions.  The fractions of such shares shall be aggregated and sold on the market after the date on which this capital increase is implemented, and the net funds obtained in this sale shall be distributed pro rata among the corresponding holders of Santander Brasil Shares according to their respective fractions.

The total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the United States may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one Banco Santander treasury share.  Likewise, the total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the Brazil may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one treasury share of the Bank.

In addition, the total number of Banco Santander shares to be issued in accordance with this increase shall be rounded downward to the whole number closest to the product of the total number of Santander Brasil Shares (considered for these purposes as the quotient of dividing by two the sum of all ordinary shares –including those underlying the units, and therefore the Santander Brasil ADSs– and all of the preferred shares –including those underlying the units, and therefore the Santander Brasil ADSs– that can accept the Offering) contributed to Banco Santander in this increase multiplied by the Exchange Ratio, and the exchange corresponding to the decimals so rounded may be covered by using one, or two if necessary in accordance with the preceding paragraph, Banco Santander treasury shares.

2.	Incomplete subscription

In the event that, due to the number of Santander Brasil Shares actually contributed being lower than the Maximum Number of Securities to Contribute, the New Shares to be Issued are not subscribed and paid up in full, the capital will be increased only to such extent as is appropriate.

For this reason, pursuant to the provisions of section 311.1 of the Spanish Capital Corporations Law, there is an express provision for the possibility of an incomplete subscription of the increase.

3.	Implementation of the increase

Within a period of one year of the date of this resolution, the board of directors, or the executive committee by delegation therefrom, may resolve to implement the increase and to set the terms thereof to the extent not provided for in this resolution. Notwithstanding the foregoing, as described in the directors’ report relating to this resolution, if said capital increase does not proceed due to a failure to produce a sufficient level of acceptances of the Offering for the acceptance period thereof to be extended for an additional period of 3 months, this resolution shall be deprived of any effect. In addition, the board of directors, or the executive committee by delegation therefrom, may decide not to implement this capital increase due to, among other things, the number of Santander Brasil Shares to contribute as consideration for this increase as well as the cost in time and resources of that the issue of new shares may entail as opposed to the delivery of existing shares.

4.	Determination of the issue price and share premium

Under the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, the amount of the share premium for the new shares shall be established by the board of directors, or the executive committee by delegation therefrom, no later than the date of implementation of the capital increase resolution in accordance with the procedure described below.

The issue price (nominal plus share premium) of each new share of Banco Santander shall be equal to the closing price of the shares of Banco Santander on the Automated Quotation System Spanish (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the trading day immediately preceding the date of approval of this increase by the shareholders at the extraordinary general shareholders’ meeting (the “Closing Price”).  In any event, the issue price thus determined:

(i)	shall not be less than 0.5 euros (nominal value of the shares of Banco Santander). If less, the issue price per share shall be set at 0.5 euros; and

(ii)
shall not be greater than 7.046 euros (which value corresponds to the closing price of the shares of Banco Santander on the Automated Quotation System (SIBE) of the Spanish stock exchanges on 28 April 2014) (the “Maximum Issue Price”) or, if applicable, the amount resulting from subtracting from 7.046 euros the value of the Bank Remuneration (the “Maximum Adjusted Issue Price”). If the Closing Price is greater than the Maximum Issue Price or, if applicable, the Maximum Adjusted Issue Price, the issue price per share will be set at the Maximum Issue Price or the Maximum Adjusted Issue Price, respectively.

It is noted that there will be no adjustment to the issue price of the increase covered by this resolution if there is no Banco Santander Remuneration.  In this case, the issue price will be the Closing Price or, if applicable, the Maximum Issue Price.

The issue price (and therefore, the share premium) of each new share will be determined by the board of directors, which, in turn, may delegate this authority to the executive committee, in accordance with the preceding guidelines, under the terms of Section 297.1a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution providing for the capital increase.

The share premium for each new share shall be the result of subtracting the nominal value of each new share (0.50 euro) from the issue price so fixed. Therefore, the share premium for each new share shall be a maximum of 6.546 euros per share.

5.	No pre-emptive rights

Pursuant to the provisions of Section 304 of the Spanish Capital Corporations Law, and given that the consideration for the increase consists of in-kind contributions, the shareholders of Banco Santander shall not have pre-emptive rights to the shares to be issued on occasion of the capital increase covered by this resolution.

6.	Representation of the new shares

The shares to be issued shall be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.	Rights of the new shares

From the time the increase is declared to be subscribed and paid up by the board of directors, or the executive committee by delegation therefrom, the new shares shall give their holders the same rights as the Banco Santander shares outstanding at that time. In particular, those acquiring the new shares shall have the right to participate in the Santander Scrip Dividend (Santander Dividendo Elección) programmes with a record date subsequent to the implementation of this share capital increase as well as to receive the amounts of interim dividends and supplemental dividends that are paid as from that time.

8.	Information made available to the shareholders

This resolution has been adopted after making available to the shareholders the proposal and report of the board of directors, in compliance with the provisions of the Spanish Capital Corporations Law.

9.	Admission to listing of the new shares

In addition, it is resolved to apply for the listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through Spain’s Automated Quotation System (Continuous Market), as well as to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, the New York Stock Exchange; although it is expected that as of the date on which this resolution is submitted to the shareholders, the Banco Santander shares will have been accepted for trading on the Sao Paulo stock exchange through Brazilian Depositary Receipts (BDRs)) in order for the newly-issued shares under this capital increase to be admitted to trading, expressly stating the submission of Banco Santander to such rules as may now be in force or hereafter be issued on stock exchange matters, and especially on trading, continued listing and delisting.

Likewise, it is resolved to request the inclusion of the new shares in the book-entry registry of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

It is expressly noted that, if the delisting of the Banco Santander shares is hereafter requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Law 24/1988, of 28 July, on the Securities Market and its implementing provisions in force at any time.

10.	Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority to in turn delegate to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to in turn delegate them to the executive committee:

1.	To set the date on which the resolution thus adopted to increase the share capital should be carried out, if applicable, within a period of one year from approval hereof.

2.
To set, if applicable and pursuant to the formulas described in section 1.1 above (or the equivalent thereof regarding ordinary shares or preferred shares not grouped into units of Santander Brasil), the number of newly-issued shares of Banco Santander to be delivered for each Santander Brasil Share contributed to the Bank within the context of the Offering, as well as to decide that the Remuneration Adjustment may be carried out through shares of Banco Santander that the Company holds in treasury.

3.
To establish the conditions of the capital increase covered by this resolution as to all matters not provided for by the shareholders at this general meeting, including the determination of the share premium pursuant to the procedure established for such purpose under Section 297.1.a) of the Spanish Capital Corporations Law.

4.	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the new amount of share capital and number of resulting shares.

5.
To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, as well as, if necessary to comply with the requirements imposed by the regulatory authorities in the countries in which the Offering is made, in case the new shares issued in the increase cannot be delivered within the periods established in accordance with the terms thereof, to acquire by swap or purchase the Banco Santander shares issued pursuant to this capital increase, delivering in exchange the Santander Brasil Shares contributed to Banco Santander in such capital increase.

6.
To carry out all formalities that may be necessary for the shares issued on occasion of the capital increase to be registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed at any time, in accordance with the applicable procedures established at each of such Stock Exchanges.”

In consideration of the foregoing, the shareholders are asked to approve the proposal submitted by the board of directors.

The full text of the proposed Complementary Increase that is submitted to the shareholders at the extraordinary general shareholders’ meeting under item One F of the agenda is as follows:

“1.	Capital increase by means of in-kind contributions

1.1.	New shares to be issued

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander”, the “Bank” or the “Company”) by (b) the determinable number of new shares of Banco Santander resulting from the following formula:

New Shares to be Issued = Maximum Number of Securities to Contribute x Exchange Ratio

where,

“New Shares to be Issued” = Number of new shares of Banco Santander to issue in the capital increase;

“Maximum Number of Securities to Contribute” = Maximum number of units of Banco Santander (Brasil) S.A. (“Santander Brasil”), including those represented by American Depositary Shares (ADSs), to be contributed in consideration for the capital increase referred to in this resolution –considered for these purposes as the quotient of dividing by two the sum of all ordinary shares (including those underlying the units, and therefore the Santander Brasil ADSs) and all of the preferred shares (including those underlying the units, and therefore the Santander Brasil ADSs) that can accept the public offering for all of the securities representing the share capital of Santander Brasil (the “Offering”)– consisting of 962,229,386 units; and

“Exchange Ratio” = Number of newly-issued shares of Banco Santander that are to be delivered for each unit (in turn representing one ordinary share and one preferred share) or ADS (American Depositary Share representing one unit) of Santander Brasil that is contributed to the Bank within the context of the Offering and which shall be the result of applying the following formula:

Exchange Ratio = 0.70 + Remuneration Adjustment

where,

Remuneration Adjustment = Banco Santander Remuneration - Santander Brasil Remuneration

For the purposes hereof,

“Banco Santander Remuneration” is:

(i)
for all dividends paid by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the first of the capital increases through which this Offering is implemented and submitted for approval of the shareholders at the extraordinary general shareholders’ meeting under Item One A of the agenda (the “Primary Increase”) (exclusive), the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each 0.70 shares of Banco Santander on each of the dates of payment of such dividends at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend; and

(ii)
for all Santander Scrip Dividend programmes implemented by Banco Santander with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive), the number of shares of Banco Santander (without rounding) that it would be received for 0.70 shares of the Bank in each of such programmes (this number in each Santander Scrip Dividend programme, the “SSD Shares”). The SSD Shares of each Santander Scrip Dividend programme will be calculated pursuant to the following formula:

SSD Shares = 0.70 x (1 / N)

where,

N is equal to the number of shares of Banco Santander needed to receive one newly-issued share of the Bank pursuant to the terms of the Santander Scrip Dividend programme in question.

“Santander Brasil Remuneration” is the number of shares of Banco Santander (without rounding) that could be acquired on the market with the gross amount paid for each unit by Santander Brasil on each of the dividends or “juros sobre capital próprio” (the instrument for shareholders’ compensation under the Brazilian corporate regime) with a record date between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) at the closing price of these shares on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the record date of the corresponding dividend, taking into account the euro / real exchange rate published by the Central Bank of Brazil at such time.

It is noted that if the difference between the Banco Santander Remuneration and the Santander Brasil Remuneration is paid by those accepting the Offering by means of the Bank’s treasury shares, the Remuneration Adjustment will be equal to zero for purposes of determining the Exchange Ratio for this Increase, which will consequently be equal to 0.70.

The shares issued in implementation of this resolution shall be of the same class and series as those currently outstanding, which shall be represented by book entries and shall be issued for their nominal value of one-half (0.5) euro plus a share premium to be determined by the board of directors, or the executive committee by delegation therefrom, pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution, by means of the procedure described below.  According to the provisions of paragraph 3 below, the amount of the share premium may not be greater than 6.546 euros per share or, if applicable, the amount resulting from subtracting from 6.546 euros the value of the gross amount of all dividends per share paid by Banco Santander (or, if applicable, the gross price at which the Bank has acquired the free allotment rights corresponding to one share during each of the Santander Script Dividend programmes implemented between 10 October 2014 (inclusive) and the date of implementation of the Primary Increase (exclusive) (hereinafter, the “Bank Remuneration”).  Thus, the issue price that is set may not be greater than 7.046 euros per share or, if applicable, the number resulting from subtracting the Bank Remuneration from such amount.

1.2.	Contributions that will serve as consideration for the capital increase

The shares issued in implementation of this resolution shall be fully paid-up by means of in-kind contributions consisting of securities representing the share capital of Banco Santander (Brasil) S.A. (hereinafter, “Santander Brasil”); i.e., ordinary shares (ações ordinárias), preferred shares (ações preferenciais), units (each of them in turn made up of one ordinary share and one preferred share) and ADSs (American Depositary Shares, each representing one unit) (collectively, the “Santander Brasil Shares”).

Banco Santander must receive one unit or ADS of Santander Brasil in exchange for the number of newly-issued shares of the Bank resulting from the Exchange Ratio calculated in accordance with the formula set forth in section 1.1 above.  Given that each unit is made up of one ordinary share and one preferred share, Banco Santander will receive one ordinary share and one preferred share in exchange for the number of newly-issued shares of the Bank that results from dividing the result of the Exchange Ratio by two.  It is noted that if there is no Banco Santander Remuneration or Santander Brasil Remuneration or, if any, it is decided to pay the Remuneration Adjustment by means of treasury shares of the Bank, the number of newly-issued shares of Banco Santander would be 0.70 per each unit or ADS of Santander Brasil contributed and 0.35 for each ordinary share or preferred share contributed.

1.3.	Treatment of fractions of shares

Those holders of Santander Brasil Shares that have a number of ordinary shares, preferred shares, units and/or ADSs that, by application of the Exchange Ratio, gives rise to a non-whole number of Banco Santander shares and that would therefore have the right to a fraction of a Banco Santander share, shall not receive those fractions.  The fractions of such shares shall be aggregated and sold on the market after the date on which this capital increase is implemented, and the net funds obtained in this sale shall be distributed pro rata among the corresponding holders of Santander Brasil Shares according to their respective fractions.

The total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the United States may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one Banco Santander treasury share.  Likewise, the total number of Banco Santander shares to be delivered to all of the holders of Santander Brasil Shares that have accepted the Offering in the Brazil may be rounded downward to the closest whole number and the exchange corresponding to the decimals so rounded shall be covered by using one treasury share of the Bank.

In addition, the total number of Banco Santander shares to be issued in accordance with this increase shall be rounded downward to the whole number closest to the product of the total number of Santander Brasil Shares (considered for these purposes as the quotient of dividing by two the sum of all ordinary shares –including those underlying the units, and therefore the Santander Brasil ADSs– and all of the preferred shares –including those underlying the units, and therefore the Santander Brasil ADSs– that can accept the Offering) contributed to Banco Santander in this increase multiplied by the Exchange Ratio, and the exchange corresponding to the decimals so rounded may be covered by using one, or two if necessary in accordance with the preceding paragraph, Banco Santander treasury shares.

2.	Incomplete subscription

In the event that, due to the number of Santander Brasil Shares actually contributed being lower than the Maximum Number of Securities to Contribute, the New Shares to be Issued are not subscribed and paid up in full, the capital will be increased only to such extent as is appropriate.

For this reason, pursuant to the provisions of section 311.1 of the Spanish Capital Corporations Law, there is an express provision for the possibility of an incomplete subscription of the increase.

3.	Implementation of the increase

Within a period of one year of the date of this resolution, the board of directors, or the executive committee by delegation therefrom, may resolve to implement the increase and to set the terms thereof to the extent not provided for in this resolution. Notwithstanding the foregoing, as described in the directors’ report relating to this resolution, if said capital increase does not proceed due to a failure to produce a sufficient level of acceptances of the Offering for the acceptance period thereof to be extended for an additional period of 3 months, this resolution shall be deprived of any effect. In addition, the board of directors, or the executive committee by delegation therefrom, may decide not to implement this capital increase due to, among other things, the number of Santander Brasil Shares to contribute as consideration for this increase as well as the cost in time and resources of that the issue of new shares may entail as opposed to the delivery of existing shares.

4.	Determination of the issue price and share premium

Under the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, the amount of the share premium for the new shares shall be established by the board of directors, or the executive committee by delegation therefrom, no later than the date of implementation of the capital increase resolution in accordance with the procedure described below.

The issue price (nominal plus share premium) of each new share of Banco Santander shall be equal to the closing price of the shares of Banco Santander on the Automated Quotation System Spanish (Sistema de Interconexión Bursátil) (SIBE) of the Spanish stock exchanges on the trading day immediately preceding the date of approval of this increase by the shareholders at the extraordinary general shareholders’ meeting (the “Closing Price”).  In any event, the issue price thus determined:

(i)	shall not be less than 0.5 euros (nominal value of the shares of Banco Santander). If less, the issue price per share shall be set at 0.5 euros; and

(ii)
shall not be greater than 7.046 euros (which value corresponds to the closing price of the shares of Banco Santander on the Automated Quotation System (SIBE) of the Spanish stock exchanges on 28 April 2014) (the “Maximum Issue Price”) or, if applicable, the amount resulting from subtracting from 7.046 euros the value of the Bank Remuneration (the “Maximum Adjusted Issue Price”). If the Closing Price is greater than the Maximum Issue Price or, if applicable, the Maximum Adjusted Issue Price, the issue price per share will be set at the Maximum Issue Price or the Maximum Adjusted Issue Price, respectively.

It is noted that there will be no adjustment to the issue price of the increase covered by this resolution if there is no Banco Santander Remuneration.  In this case, the issue price will be the Closing Price or, if applicable, the Maximum Issue Price.

The issue price (and therefore, the share premium) of each new share will be determined by the board of directors, which, in turn, may delegate this authority to the executive committee, in accordance with the preceding guidelines, under the terms of Section 297.1a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution providing for the capital increase.

The share premium for each new share shall be the result of subtracting the nominal value of each new share (0.50 euro) from the issue price so fixed. Therefore, the share premium for each new share shall be a maximum of 6.546 euros per share.

5.	No pre-emptive rights

Pursuant to the provisions of Section 304 of the Spanish Capital Corporations Law, and given that the consideration for the increase consists of in-kind contributions, the shareholders of Banco Santander shall not have pre-emptive rights to the shares to be issued on occasion of the capital increase covered by this resolution.

6.	Representation of the new shares

The shares to be issued shall be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.	Rights of the new shares

From the time the increase is declared to be subscribed and paid up by the board of directors, or the executive committee by delegation therefrom, the new shares shall give their holders the same rights as the Banco Santander shares outstanding at that time. In particular, those acquiring the new shares shall have the right to participate in the Santander Scrip Dividend (Santander Dividendo Elección) programmes with a record date subsequent to the implementation of this share capital increase as well as to receive the amounts of interim dividends and supplemental dividends that are paid as from that time.

8.	Information made available to the shareholders

This resolution has been adopted after making available to the shareholders the proposal and report of the board of directors, in compliance with the provisions of the Spanish Capital Corporations Law.

9.	Admission to listing of the new shares

In addition, it is resolved to apply for the listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through Spain’s Automated Quotation System (Continuous Market), as well as to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, the New York Stock Exchange; although it is expected that as of the date on which this resolution is submitted to the shareholders, the Banco Santander shares will have been accepted for trading on the Sao Paulo stock exchange through Brazilian Depositary Receipts

(BDRs)) in order for the newly-issued shares under this capital increase to be admitted to trading, expressly stating the submission of Banco Santander to such rules as may now be in force or hereafter be issued on stock exchange matters, and especially on trading, continued listing and delisting.

Likewise, it is resolved to request the inclusion of the new shares in the book-entry registry of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

It is expressly noted that, if the delisting of the Banco Santander shares is hereafter requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Law 24/1988, of 28 July, on the Securities Market and its implementing provisions in force at any time.

10.	Delegation for purposes of implementation

Pursuant to the provisions of Section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors, with express authority to in turn delegate to the executive committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors, with express authority to in turn delegate them to the executive committee:

1.	To set the date on which the resolution thus adopted to increase the share capital should be carried out, if applicable, within a period of one year from approval hereof.

2.
To set, if applicable and pursuant to the formulas described in section 1.1 above (or the equivalent thereof regarding ordinary shares or preferred shares not grouped into units of Santander Brasil), the number of newly-issued shares of Banco Santander to be delivered for each Santander Brasil Share contributed to the Bank within the context of the Offering, as well as to decide that the Remuneration Adjustment may be carried out through shares of Banco Santander that the Company holds in treasury.

3.
To establish the conditions of the capital increase covered by this resolution as to all matters not provided for by the shareholders at this general meeting, including the determination of the share premium pursuant to the procedure established for such purpose under Section 297.1.a) of the Spanish Capital Corporations Law.

4.	To amend sections 1 and 2 of Article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the new amount of share capital and number of resulting shares.

5.
To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, as well as, if necessary to comply with the requirements imposed by the regulatory authorities in the countries in which the Offering is made, in case the new shares issued in the increase cannot be delivered within the periods established in accordance with the terms thereof, to acquire by swap or purchase the Banco Santander shares issued pursuant to this capital increase, delivering in exchange the Santander Brasil Shares contributed to Banco Santander in such capital increase.

6.
To carry out all formalities that may be necessary for the shares issued on occasion of the capital increase to be registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed at any time, in accordance with the applicable procedures established at each of such Stock Exchanges.”

In consideration of the foregoing, the shareholders are asked to approve the proposal submitted by the board of directors.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

INDEPENDENT EXPERT’S REPORT ON CERTAIN CAPITAL INCREASES THROUGH IN-KIND CONTRIBUTIONS BY BANCO SANTANDER, S.A., UNDER SECTION 67 OF THE RESTATED TEXT OF THE SPANISH CAPITAL CORPORATIONS LAW

1.	INTRODUCTION

2.	GENERAL DESCRIPTION OF THE TRANSACTION

3.	SCOPE OF OUR WORK AND PROCEDURES USED THEREIN

4.	SIGNIFICANT CONSIDERATIONS REGARDING OUR WORK

5.	CONCLUSIONS

APPENDIX I: REPORT BY THE BOARD OF DIRECTORS OF BANCO SANTANDER, S.A., IN CONNECTION WITH THE MOTIONS ON CAPITAL INCREASE THROUGH IN-KIND CONTRIBUTION

BDO Auditores, S.L., a Spanish private limited company, is a member of BDO International Limited, a UK company limited by guarantee, and it belongs to the BDO international network of independent associated firms.

BDO is the brand name for the BDO network and for all its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent Expert’s Report on Capital Increases Through In-kind Contributions by Banco Santander, S.A., under section 67 of the SCCL

To the Members of the Board of Directors of Banco Santander, S.A.:

1.	INTRODUCTION

We have been appointed as independent experts by Emilia Tapia Izquierdo, Commercial Registrar of Santander, in connection with the terms of section 67 of Royal Legislative Decree 1/2010 of 2 July passing the Restated Text of the Spanish Capital Corporations Act (henceforth “the Capital Corporations Act”) and sections 133, 340 et seqq. of the Commercial Registry Regulation. In that capacity we present this report (henceforth “the Report”) on the valuation of in-kind contributions consisting in shares in Banco Santander (Brasil), S.A. (henceforth “Santander Brasil”), to be contributed to Banco Santander, S.A. (henceforth “Banco Santander”, “the Bank” and/or “the Entity” and, jointly with its subsidiaries, “the Santander Group”), in consideration for capital increases to be performed by the latter, corresponding to proceeding number 6/2014.

2.	GENERAL DESCRIPTION OF THE TRANSACTION

2.1.	Context of the Transaction

On 29 April 2014, Banco Santander submitted a notice of relevant fact to the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores, or CNMV), announcing a public offering to buy all securities representing the share capital of Santander Brasil not already owned by the Santander Group. In consideration Banco Santander offered ordinary shares in Banco Santander, which could be represented by American Depositary Shares (henceforth “Banco Santander ADSs”) or Brazilian depositary receipts (henceforth, “BDRs”) (henceforth “the Transaction”).

The Transaction was to be carried out in the form of a public offering made in the United States and Brazil (“the Offering”).

The share capital of Santander Brasil is traded on the Brazilian securities market, BM&FBOVESPA S.A. (“BM&FBOVESPA”), where it is represented by ordinary shares (“ONs”), preferred shares (“PNs”) and units (each comprising in its turn one ON and one PN; henceforth “Units”), and on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares, each of which represents one Unit (“Santander Brasil ADSs”). Henceforth we will refer to ONs, PNs, Units and Santander Brasil ADSs as a group as “Santander Brasil Shares”.

According to the information provided, on 16 October 2014 the Executive Committee of Banco Santander reported that the number of free allotment rights necessary to receive a new Banco Santander share in the “Santander Scrip Dividend” programme relating to the traditional second interim dividend is 46, being the price set at which the Bank offers to buy said rights from those who opt to receive cash of 0.151 Euros. The record date for the allotment of said rights will be 17 October 2014.

Under the terms stated in the Banco Santander Directors’ Report, any holders of Santander Brasil Shares who accept the Offering will receive, in the form of Banco Santander ADSs or

BDO Auditores, S.L., a Spanish private limited company, is a member of BDO International Limited, a UK company limited by guarantee, and it belongs to the BDO international network of independent associated firms.

BDO is the brand name for the BDO network and for all its member firms.

BDRs, as applicable, 0.7152 new shares in the Bank for each Unit or Santander Brasil ADS (approximately one newly issued share in Banco Santander for each 1.3982 Unit or Santander Brasil ADS). As indicated in section 2.4 below of this Report, this means that each Unit/ Santander Brasil ADS is valued at 15.3095 Brazilian reais. This exchange ratio has been set taking into account the remuneration adjustment agreed in the Directors’ Report.

The Offering has an initial acceptance period lasting at least 30 calendar days (said period being referred to hereinafter as the “Initial Acceptance Period”). At the end of that period, the Santander Brasil Shares that have accepted the Offering will be transferred to Banco Santander, which will conduct its first capital increase.

According to the information we have received, under the Brazilian regulatory framework applicable to takeover bids such as this and the terms of the Offering, if at the conclusion of the Initial Acceptance Period, Banco Santander has acquired through the Offering a certain number of Santander Brasil Shares established by regulations, a mechanism termed “Right of Sale” will be activated. In that case, the Bank will be obligated to purchase, at the same price, all remaining Santander Brasil Shares in circulation whose holders did not accept the Offering in the Initial Acceptance Period, if the said holders so request within three months of the date when the Initial Acceptance Period ends (“Additional Acceptance Period”).

Banco Santander anticipates making at least five settlements for transfers of Santander Brasil Shares gained through exercise of the Right of Sale. Accordingly, at each of these settlements, the Bank must issue the appropriate number of shares by means of capital increases, unless it chooses to use treasury shares to settle the transfers.

As a consequence, six motions to increase the share capital have been submitted to the shareholders of Banco Santander for approval at extraordinary general shareholders’ meetings, one capital increase for the shares that must be issued in response to acceptances given during the Initial Acceptance Period, and the other five for acceptances taking place during the Additional Acceptance Period.

2.2.	Identification of the Companies Participating in the Transaction.

The identifying particulars of the companies participating in the Transaction are as follows:

▪
Banco Santander: A Spanish financial institution with registered offices at Paseo de Pereda, números 9 al 12, Santander, Bank of Spain registration number 0049, tax ID number A-39000013. Registered in the Commercial Registry of Santander, Volume 448, Folio 1, Page 1960. Banco Santander shares are traded on, inter alia, the Madrid Securities Market.

▪
Santander Brasil: A Brazilian financial institution with registered offices at Avenida Presidente Juscelino Kubitschek número 2235, Vila Olímpia, São Paulo, Cadastro Nacional de Pessoas Jurídicas do Ministério da Fazenda do Brasil (CNPJ/MF) registration number 90.400.888/0001-42. Its ONs, PNs and Units are traded on the BM&FBOVESPA, ticker symbols SANB3, SANB4 and SANB11, respectively, while Santander Brasil ADSs are listed on the NYSE with the ticker symbol BSBR.

BDO Auditores, S.L., a Spanish private limited company, is a member of BDO International Limited, a UK company limited by guarantee, and it belongs to the BDO international network of independent associated firms.

BDO is the brand name for the BDO network and for all its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent Expert’s Report on Capital Increases Through In-kind Contributions by Banco Santander, S.A., under section 67 of the SCCL

2.3.	Description of the In-kind Contribution

The in-kind contribution at issue in this Report (henceforth “the Contribution” or “the Contributions”) is made up of all ONs, PNs, Units and Santander Brasil ADSs whose holders accept the Offering, whether in the Initial Acceptance Period or the Additional Acceptance Period.

2.4.	Description of the Directors’ Valuation

Pursuant to the Banco Santander Board of Directors’ Report, the agreed-to exchange ratio is 0.7152 new shares in Banco Santander for each Unit or Santander Brasil ADS (approximately one newly issued Banco Santander share for each 1.3982 Units or Santander Brasil ADSs).

This exchange ratio has been calculated taking into account (i) the closing price of Banco Santander ordinary shares and Units on Spanish stock exchanges and the BM&FBOVESPA, respectively, on 28 April 2014 (last stock market closing date prior to the announcement of the Offering), which was 7.046 Euros and 12.74 reais, respectively, and an exchange rate of 3.104 reais per euro on that date; and (ii) the remuneration adjustment applied in order to take into account that the record date of the Santander Scrip Dividend programme relating to Banco Santander’s second interim dividend, 17 October 2014, falls between 10 October 2014 (inclusive) and the date of the first capital increase (exclusive) (hereinafter, “Remuneration Adjustment”).

This exchange ratio is based on a valuation of 15.3095 Brazilian reais for each Unit or Santander Brasil ADS, and in the case of each ON or PN, 7.65475 Brazilian reais (4.9322 Euros and 2.466 Euros, respectively, using an exchange rate of 3.104 reais per euro), which in turn represents an approximate premium of 20% over the quoted price of Santander Brasil Shares on 28 April 2014, the day before the Transaction was announced by Banco Santander. In addition, the exchange ratio incorporates a positive adjustment of 0.0152 compared with the originally announced ratio of 0.70 shares per Unit or Santander Brasil ADS as a result of applying the Remuneration Adjustment.

The Remuneration Adjustment allows holders of Santander Brasil Shares who accept the Offering to receive compensation for any dividends or other forms of shareholder remuneration to be paid by Banco Santander whose record date falls between 10 October 2014 (inclusive) and the date on which the first capital increase takes place (exclusive). This compensation is equivalent in amount to the aforementioned dividends or remuneration. According to the information supplied, said Santander Scrip Dividend programme is the only dividend or shareholder remuneration to be paid by Banco Santander or Santander Brasil between the dates indicated and thus taken into account in the Remuneration Adjustment.

The Remuneration Adjustment guarantees that, since the Offering has been delayed with respect to the planned schedule, Santander Brasil shareholders who accept the Offering will benefit from the Santander Scrip Dividend programme that the Bank plans to apply in October (in addition to receiving the dividend Santander Brasil approved in September), which was taken into account when setting the exchange ratio for the Offering.

BDO Auditores, S.L., a Spanish private limited company, is a member of BDO International Limited, a UK company limited by guarantee, and it belongs to the BDO international network of independent associated firms.

BDO is the brand name for the BDO network and for all its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent Expert’s Report on Capital Increases Through In-kind Contributions by Banco Santander, S.A., under section 67 of the SCCL

In order to establish the exchange ratio referred to above and the other economic terms of the Transaction, Banco Santander’s Board of Directors and their financial advisors conducted a valuation analysis applying generally accepted valuation criteria and methods.

According to the information supplied, the approximate maximum number of the Bank’s shares that will be issued when the Offering is executed will be 688,186,456 (taking into account the Remuneration Adjustment for the purposes of determining the exchange ratio). In any case, the total number of shares that can be issued in the six capital increases will not exceed the maximum number of shares to be issued in the first of them (which is the number of shares to be issued if all Santander Brasil shares not already belonging to the Santander Group accept the Offering in the Initial Acceptance Period). The issue price of said shares, once the relevant Remuneration Adjustment has been made, has been set at 6.895 Euros per share.

3.	SCOPE OF OUR WORK AND PROCEDURES USED THEREIN

To carry out our assignment, we implemented the procedures described below:

▪	Acquisition of the following information:

-	Application for the appointment of an independent expert, submitted by Banco Santander to the Commercial Registry of Santander in connection with capital increases through in-kind contributions.

-	Banco Santander Directors’ Report on the motions for capital increase through in-kind contribution.

-	Resolution adopted by the General Meeting of Banco Santander in relation to capital increases through in-kind contributions.

-
Resolution adopted by the Executive Committee of Banco Santander, dated 16 October 2014, in relation with the “Santander Scrip Dividend” programme corresponding to the traditional second interim dividend, the adjustment to the exchange ratio and the issue price resulting there from.

-	Valuation analysis, fairness opinions and other outsourced financial studies from Santander Brasil and Banco Santander in connection with the Transaction.

-
Audited individual and consolidated annual accounts for the last three closed fiscal years and the latest available financial statements for the current fiscal year, from Santander Brasil and Banco Santander.

-
Relevant information reported to the regulating authorities (the Bank of Spain, the CNMV, the Comissao de Valores Mobiliarios or CVM, the SEC, etc.) by Banco Santander or Santander Brasil in connection with the Transaction.

-	Further financial, legal and other information pertaining to our assignment.

▪	Analysis and review of the information mentioned above, taking account of the object of our assignment and the context of the Transaction.

BDO Auditores, S.L., a Spanish private limited company, is a member of BDO International Limited, a UK company limited by guarantee, and it belongs to the BDO international network of independent associated firms.

BDO is the brand name for the BDO network and for all its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent Expert’s Report on Capital Increases Through In-kind Contributions by Banco Santander, S.A., under section 67 of the SCCL

▪	Meetings with the management of Banco Santander and the Bank’s advisors, to gather further information regarded as useful in the performance of our work.

▪
Overall review and check of the total value assigned to the Contribution by Banco Santander’s Directors and their advisors according to the information available, through applying generally accepted valuation criteria and methods.

▪
Acquisition of a letter of representation from Banco Santander confirming that, to the best of its knowledge, it has provided us with the information considered relevant to the preparation of our report as independent experts and that no events have occurred that might materially modify the true and fair view of the assets and financial situation between 31 December 2013 and the date of this report and therefore capable of having a significant effect on our conclusions.

4.	SIGNIFICANT CONSIDERATIONS REGARDING OUR WORK

We must mention that any valuation work entails subjective appraisals and estimates concerning future events that are still uncertain on the valuation date. It is generally accepted that no valuation method offers entirely accurate, indisputable results, but that instead all valuation methods find ranges within which the value at issue can be reasonably placed.

We must also state that part of our work is based on estimates of future net assets, dividends and results of Santander Brasil. Given the uncertainties inherent in any estimate concerning future events, some of the hypotheses or parameters used to prepare our estimates may not come to pass as defined, in which case our conclusions would be affected.

We must emphasise that the conclusions of our Report have been reached by considering the situation of the financial markets and the companies involved in the Transaction on the date hereof. Any material changes in that situation in the future may result in the adjustment or modification of these conclusions.

On the basis of the information supplied by the banks involved in the Transaction, our conclusion is based on the fact that the only Banco Santander or Santander Brasil dividend or shareholder remuneration with record date between 10 October 2014 (inclusive) and the date of conducting the first capital increase (exclusive) is the Santander Scrip Dividend programme referred to above.

The scope of our work does not include an audit of the accounting, tax, legal, employment, environmental or operational situation or any other situation of Santander Brasil. Therefore, no risks stemming from such situations have been taken into consideration in our work or the corresponding conclusions.

Our work is based on public audited and unaudited information provided by the management of Banco Santander and other unaudited information drawn from public sources. In this sense, BDO does not assume or guarantee the truthfulness, accuracy or integrity of the information used to perform our work.

BDO Auditores, S.L., a Spanish private limited company, is a member of BDO International Limited, a UK company limited by guarantee, and it belongs to the BDO international network of independent associated firms.

BDO is the brand name for the BDO network and for all its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent Expert’s Report on Capital Increases Through In-kind Contributions by Banco Santander, S.A., under section 67 of the SCCL

Lastly, we must mention that our work is independent in nature and therefore involves no recommendation to the directors, the shareholders or third parties about the position they should adopt in connection with the anticipated operations to increase the capital through in-kind contributions.

5.	CONCLUSIONS

On the basis of the information used and the procedures applied, and subject to the terms described in section 4 above, we consider the fair value of each Unit or Santander Brasil ADS and each ON or PN to be at least 15.3095 and 7.65475 Brazilian reais respectively, equivalent to 4.9322 and 2.466 Euros (at an exchange rate of 3.104 reais per euro as at 28 April 2014) and therefore equivalent to at least the par value and issue premium of the 0.7152 or 0.3576 shares to be issued by Banco Santander as consideration for each Unit or Santander Brasil ADS and each ON or PN, respectively, acquired in the Offering, considering that the issue price (par value plus issue premium) for each new Banco Santander share is 6.895 Euros.

This report was prepared exclusively to comply with section 67 of the Spanish Capital Corporations Law and other applicable legislation and therefore cannot and must not be used for any other purpose.

BDO Auditores, S.L.

/s/ Eduardo Pérez Ruiz
Eduardo Pérez Ruiz
Partner

Madrid, 16 October 2014

BDO Auditores, S.L., a Spanish private limited company, is a member of BDO International Limited, a UK company limited by guarantee, and it belongs to the BDO international network of independent associated firms.

BDO is the brand name for the BDO network and for all its member firms.

This English version translation is for information purposes only. In the event of a discrepancy or inconsistency between the Spanish and English language versions of this report, the Spanish language version will prevail.

Independent Expert’s Report on Capital Increases Through In-kind Contributions by Banco Santander, S.A., under section 67 of the SCCL

APPENDIX:

REPORT BY THE BOARD OF DIRECTORS OF BANCO SANTANDER, S.A., IN CONNECTION WITH THE MOTION ON CAPITAL INCREASE THROUGH IN-KIND CONTRIBUTION

BDO Auditores, S.L., a Spanish private limited company, is a member of BDO International Limited, a UK company limited by guarantee, and it belongs to the BDO international network of independent associated firms.

BDO is the brand name for the BDO network and for all its member firms.

www.bdo.es
www.bdointernational.com

BDO Auditores, S.L., is a Spanish private limited company and a member of BDO International Limited, a UK company limited by guarantee, and they belong to the BDO international network of independent associated firms.
BDO is the brand name used by the entire BDO network and all its member firms.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 16, 2014	By:	/s/ José Antonio Álvarez
			Name:	José Antonio Álvarez
			Title:	Executive Vice President